EXEMPTION #-82-4624

Aur RESOURCES INC.

Suite 2501, 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427
E-mail: info@aurresources.com
Website: www.aurresources.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting (the "Meeting") of shareholders of Aur Resources Inc. (the "Corporation") will be held at the Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on

Thursday, April 24, 2003

at the hour of 4:30 o'clock in the afternoon, local time, for the following purposes:

1. to receive and consider the Annual Report, including the financial statements and the Auditors' Report thereon, for the year ended December 31, 2002;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix the remuneration of the auditors; and
4. to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the said Reports and financial statements, an Information Circular (the "Circular") and a form of proxy accompany this Notice.

The directors have fixed the close of business on the last business day before the Meeting (or any adjournment thereof) as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Computershare Trust Company of Canada; provided, however, that proxies may also be deposited with the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

DATED the 11th day of March, 2003

dlw 1/22

BY ORDER OF THE BOARD,

President and Chief Executive Officer

Shareholders are entitled to vote at the Meeting either in person or by proxy. If it is not your intention to be present at the Meeting, please exercise your right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose.

Aur Resources Inc.

INFORMATION CIRCULAR

Dollar amounts set forth in this Information Circular are, except as indicated, stated in Canadian dollars.

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Aur Resources Inc. (the "Corporation") of proxies to be used at the Annual Meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Annual Report and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and/or senior officers of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder of the Corporation, to attend and act for such shareholder at the Meeting must do so either by inserting such person's name in the blank space provided in the instrument of proxy and striking out the names of the 3 persons specified or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 or to Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1 by the close of business on the last business day prior to the Meeting (or any adjournment thereof) or to the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

A proxy given by a shareholder may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof), or in any other manner permitted by law.

Non-Registered Holders

Only registered holders of shares of the Corporation or the person(s) they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are not registered in the name of the holder but are rather registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans.) In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, a form of proxy and the Corporation's Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form" or a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code and other information.

In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) less typically, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided under "Appointment and Revocation of Proxies" above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors and for the appointment and remuneration of auditors as stated under the relevant headings in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On February 28, 2003, the Corporation had outstanding 92,821,533 common shares, each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on March 7, 2003 are entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no shareholders beneficially owning directly or indirectly or exercising control or direction over greater than 10% of the common shares of the Corporation as at February 28, 2003.

Election of Directors

Under the articles of the Corporation, the board of directors of the Corporation (the "Board") may consist of a minimum of three members and a maximum of 12 members. The number of directors within such range is to be determined by the Board from time to time and is currently set at eight directors. It is proposed that the persons named as nominees hereunder will be nominated at the Meeting. All directors are elected annually and all of the said nominees are presently directors of the Corporation. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table and notes thereto state the names of all of the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at February 28, 2003:

Name	*Principal Occupation* [(1)]	*Director Since*	*Common Shares Owned* [(2)]
Jorge Carey Santiago, Chile	Barrister and Solicitor, Senior Partner and Chairman of Carey & Cia.	April 25, 2002	131,500
James W. Gill Toronto, Ontario	President and Chief Executive Officer of the Corporation	Sept. 14, 1981	1,488,900
Norman B. Keevil Vancouver, British Columbia	Chairman of Teck Cominco Limited, a mining company	March 31, 1992	9,000
William J.A. Kennedy [(3)] Grafton, Ontario	Consultant	March 20, 1984	276
Martin Claude Lepage [(3)] St. Lambert, Quebec	Barrister and Solicitor, Partner of Stikeman Elliott	May 16, 1985	1,433
Peter McCarter Toronto, Ontario	Vice-President and Secretary of the Corporation	May 16, 1985	50,000
William J. Robertson [(3)] Calgary, Alberta	Retired Executive	March 31, 1992	11,000
Howard R. Stockford Toronto, Ontario	Executive Vice-President of the Corporation	March 20, 1984	101,181

Notes:

(1) The principal occupations of each of the directors for the past five years and the other boards of directors of public companies on which each such director also serves (if any) are set forth below:

Mr. Carey has held his current occupation for the past five years and is also a director of Compañía Cervecerías Unidas S.A., Empresas Melón S.A., Enaex S.A., Masisa S.A., ING Chile S.A., Moneda Chile Fund and Compañías CIC S.A.

Dr. Gill has held his current occupation for the past five years and is a director of Teck Cominco Limited ("Teck"), Thundermin Resources Inc. ("Thundermin"), CanScot Resources Ltd. and Compressario Corporation ("Compressario").

Dr. Keevil became the President and Chief Executive Officer of Teck Corporation in 1981 and has been the Chairman of Teck since 2001. Mr. Keevil is also a director of Fording Inc.

Mr. McCarter has held his current occupation for the past five years and is also a director of Thundermin and Compressario.

Mr. Robertson was Executive Vice-President and Chief Operating Officer of Agrium Inc. from 1998-2000 when he retired. He serves on no other boards of directors of public companies.

Messrs. Kennedy, Lepage and Stockford have each held their current occupations for the past five years and serve on no other boards of directors of public companies.

(2) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(3) Member of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The Canada Business Corporations Act and applicable securities legislation require the Corporation to have an audit committee. The Corporation has no executive committee.

Statement of Corporate Governance Practices

General

The following describes the Corporation's current corporate governance practices and specifically addresses and comments on the guidelines for corporate governance contained in the Toronto Stock Exchange Company Manual (the "Guidelines"). The Guidelines (which are not mandatory) deal with the constitution of boards of directors and board committees, their functions, their independence from management and other matters relevant to the issue of corporate governance. For purposes of the Guidelines, "corporate governance" means the process and structure used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The Toronto Stock Exchange requires that disclosure be made by each listed company of its approach to corporate governance and with specific reference to the Guidelines. Accordingly, particulars of the Corporation's corporate governance system are set forth below.

Mandate of the Board

The Board has no specific mandate, its powers being all-encompassing. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

The Guidelines include a basic corporate governance guideline for the boards of all corporations, being as follows:

"The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(i) adoption of a strategic planning process;

(ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(iii) succession planning, including appointing, training and monitoring senior management;

(iv) a communications policy for the corporation; and

(v) the integrity of the corporation's internal control and management information systems."

The items enumerated above are included within what the Board considers to be its responsibilities. However, the Board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Corporation. It expects that senior management will be responsible for the effective management of the Corporation, subject to the Board's stewardship responsibilities. Given the Board's overall stewardship responsibilities, the Board expects management of the Corporation to meet the following key objectives:

(i) review on an ongoing basis the Corporation's near-term and long-term strategic plans and their implementation in all key areas of the Corporation's activities in light of, among other things, evolving industry and market conditions and with a view to maximizing shareholder value;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Corporation generally, and on any specific matters that management considers to be of material or significant consequence for the Corporation and its shareholders and other stakeholders;

(iii) take timely action, make all appropriate decisions with respect to the Corporation's operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Corporation's management and of its employees; and

(iv) conduct a comprehensive annual budgeting process and monitor closely the Corporation's financial and operating performance in conjunction with the annual business plan and budget approved by the Board.

Composition of the Board

The Guidelines make it the responsibility of each board of directors to make a determination of the status of each of its members as related, unrelated, outside or inside, as such terms are defined or understood in the Guidelines. The directors of the Corporation have determined that the Board is composed of five outside directors (i.e. directors who are not officers or employees of the Corporation) and three inside directors, being Messrs. Gill, McCarter and Stockford, all of whom are senior officers of the Corporation. The Board has further determined that four of its outside directors, being Messrs. Keevil, Kennedy, Lepage and Robertson, are unrelated directors (i.e. a director who, among other things, "is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than interests and relationships arising from shareholding") while the other outside director, Mr. Carey, is considered to be a related director due to the fact that a law firm of which he is a partner routinely provides material legal services to the Corporation and/or its subsidiaries.

A related Guideline includes the recommendation that a majority of a board of directors should consist of unrelated directors. In the Corporation's case, as noted above, one-half of the directors are related directors, including three senior officers of the Corporation whose extensive knowledge of the Corporation's business and affairs the Board believes contributes to the effectiveness of the Board.

Board Committees

The Board has three committees: (i) the Audit Committee, (ii) the Compensation Committee and (iii) the Corporate Governance and Nominating Committee. All such committees report directly to the Board. From time-to-time, based on need, ad hoc committees of the Board are also appointed.

The Audit Committee

The Audit Committee, which operates under a written charter, is currently composed of three directors, being Messrs. Kennedy (Chairman), Lepage and Robertson. The Audit Committee meets with the Corporation's financial management personnel and/or with the Corporation's independent auditors at least four times a year to review and assist, as part of its charter, the Board in its oversight responsibilities relating to, among other matters, the quality and integrity of the Corporation's financial statements, the accounting and financial reporting principles and procedures of the Corporation and the adequacy of the Corporation's systems of internal accounting control. The Audit Committee reviews, among other things, the Corporation's financial reporting practices and procedures, the Corporation's annual and quarterly financial statements prior to their issuance to shareholders and filing with regulatory agencies, actual and prospective changes in significant accounting policies and their effect, the planned scope of examinations by the Corporation's independent auditors and their findings and recommendations and the scope of audit and non-audit services provided by the independent auditors. It also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the Corporation's annual meeting.

All members of the Audit Committee are outside and unrelated directors. The composition of the Audit Committee and its functions, duties and responsibilities, as set out in its charter, are consistent with the requirements for such committee as set forth in the Guidelines.

In response to recent regulatory initiatives in the United States and Canada, the Audit Committee has also reviewed the Corporation's use of its independent auditors for non-audit services. In 2002, the said auditors received $176,181 for audit, audit related and tax compliance services and $4,000 for non-audit services. The Audit Committee believes that the extent to which the Corporation uses its independent auditors for non-audit services is not significant and accordingly such does not affect their independence.

The Compensation Committee

The Compensation Committee is composed of three directors, being Messrs. Lepage (Chairman), Kennedy and Robertson. The Compensation Committee makes recommendations to the Board with respect to the remuneration of the Corporation's Chief Executive Officer (the "CEO") and the other senior executives of the Corporation, all as described under "Management Compensation". The Compensation Committee also advises the Board, in conjunction with the Corporation's pension consultants, on the financial and other aspects of the pension plans of the Corporation, including actuarial assumptions and the adequacy of funding. In addition, the Compensation Committee advises the Board on all other employee benefit plans (including its health and disability plans), the Corporation's stock option plan and directors' compensation.

All members of the Compensation Committee are outside and unrelated directors and, accordingly, the composition of the Compensation Committee complies with the Guidelines.

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of three directors, being Messrs. Lepage (Chairman), Kennedy and Robertson. The Corporate Governance and Nominating Committee was established in 2003 by the Board and will generally assume responsibility for developing the approach of the Corporation to matters of corporate governance and submitting to the Board specific recommendations in respect thereto, including as to its ongoing mandate from time to time. In particular, the Corporate Governance and Nominating Committee currently has the authority and responsibility for monitoring the implementation and administration of corporate policies and guidelines adopted or recommended by regulatory authorities (including the Guidelines)

in connection with corporate governance. Included in the foregoing is the mandate to review on a periodic basis the composition of the Board to ensure that the Board is comprised of an appropriate number of qualified and experienced directors, to ensure that an appropriate number of such directors are independent and to recommend procedures to ensure that the Board functions independently of management.

All members of the Corporate Governance and Nominating Committee are outside and unrelated directors and, accordingly, the composition of the Corporate Governance and Nominating Committee complies with the Guidelines.

Independence from Management

The Guidelines state that a board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. At the present time, the Board believes that the knowledge, experience and qualifications of its outside directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities, particularly given that the majority of the Board is comprised of outside directors. However, as described under "Committees of the Board", the Board has established a Corporate Governance and Nominating Committee and included in such committee's mandate is the consideration of, as recommended by the Guidelines, implementation of formal "structures and procedures to ensure that the board can function independently of management", such as the board meeting on a regular basis without management present or assigning the responsibility for administering the board's relationship to management to a committee of the board. The Guidelines further state that an appropriate structure would be to appoint an outside director as the chairman of the board with responsibility to ensure that the board discharges its responsibilities or to assign this responsibility to a committee of the board or to a so-called "lead director". The Corporation complies with the foregoing Guideline as Mr. Lepage, an outside and unrelated director of the Corporation, has been appointed Chairman of the Board of the Corporation. The Chairman periodically meets with the directors, excluding the inside directors, to discuss matters relating to the effectiveness of the Board and the quality and content of the information provided to the Board by management of the Corporation.

A further Guideline states that a board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in the appropriate circumstances, subject to the approval of an appropriate committee of the board. In the Corporation's case, while the Corporation has not implemented a formal system in respect of the foregoing at this time, the engagement of outside advisors for members and/or committees of the Board is authorized on an ad-hoc basis by the Board as and when circumstances so warrant.

Board Performance

The Guidelines state that a board of directors should implement a process to be carried out by a committee of the board for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of each of the corporation's directors. Further, the Guidelines state that every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. The Board has currently taken no action in response to these Guidelines as it believes that these recommendations are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. However, it is within the current mandate of the Corporate Governance and Nominating Committee to review this aspect of the Guidelines with a view to reporting back to the board with its recommendations, if any, with respect thereto.

Another Guideline recommends that each board examine its number of members and, with a view to determining the impact of such number upon its effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board is currently of the view that seven to nine directors is the optimum number of members for the Board at this time and hence no reduction is appropriate; however, included within the current mandate of the Corporate Governance and Nominating Committee is the review of the current composition of the Board.

Other Guidelines and Matters

The Guidelines include a recommendation that boards review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of being an effective director. The Compensation Committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate (see also "Compensation of Directors").

The Guidelines also recommend that a board, together with the CEO, develop position descriptions for the board and for the CEO involving the definition of the limits of management's responsibilities. The Board currently believes that formulating position descriptions for board members is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. With respect to management's responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances), approval of the annual budget and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material unbudgeted expenditures or legal commitments. The Board and/or the Audit Committee also reviews and approves the Corporation's communications with shareholders and the public, including the annual report and quarterly reports to shareholders (which include management's discussion and analysis ("MD&A") and the financial statements contained therein), the annual management information circular and Annual Information Form ("AIF").

In addition, the Guidelines state that a board of directors should approve or develop the corporate objectives which a CEO is responsible for meeting. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation's case, typically related to the advancement, growth, management and financing of the Corporation and its mining operations and projects and matters ancillary thereto. (See also "Report of the Compensation Committee".)

The Board believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board should ensure that management has instituted and maintains appropriate communication policies and investor relations programs and procedures for the Corporation. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

Board of Directors' Meetings Held and Attendance of Directors

The following sets out the meetings of the Board and of the committees of the Board held and attendance of directors at such meetings for the year ended December 31, 2002:

Number of Board & Committee Meetings Held

Board of Directors	5
Audit Committee	4
Compensation Committee	2

Summary of Attendance of Directors and Committee Members

Director	*Board Meetings Attended*	*Committee Meetings Attended*
Jorge Carey	1 of 2	–
James W. Gill	5 of 5	–
Norman B. Keevil	0 of 5	–
William J.A. Kennedy	5 of 5	6 of 6
Martin Claude Lepage	5 of 5	6 of 6
Peter McCarter	4 of 5	–
William J. Robertson	5 of 5	5 of 6
Howard R. Stockford	5 of 5	–

Meetings of the Board and of the committees of the Board are scheduled at regular intervals and, as well, take place as required from time to time to consider material items of business which may arise in the interim for the Corporation.

Management Compensation

Compensation of Executive Officers

The following table sets forth the compensation earned by the CEO as well as each of the other named executives of the Corporation (referred to collectively with the CEO as the "named executives") during the years ended December 31, 2002, 2001 and 2000:

Summary Compensation Table

Name and Principal Position	Year	*Annual Compensation*		*Long-Term Compensation*	
		Salary ($)	*Bonus ($)*	*Securities under Options Granted* [1]	*All Other Compensation ($)* [2]
James W. Gill	2002	682,500	100,000	–	–
President and Chief	2001	650,000	75,000	50,000	–
Executive Officer	2000	561,466	200,000	266,666	–
Howard R. Stockford	2002	515,594	–	–	–
Executive Vice President	2001	491,042	30,000	–	–
	2000	467,659	100,000	244,444	–
David W. Brace	2002	US$262,500	US$20,000	54,445	–
President, South America Division	2001	US$250,000	US$35,000	10,000	–
	2000	US$152,492	US$17,500	75,000	–
David J. Libby	2002	US$245,280	US$12,000	–	–
Vice-President Mining Operations,	2001	US$240,000	US$25,000	–	–
South America Division	2000	288,186	–	44,444	–
Peter McCarter	2002	382,623	10,000	–	–
Vice-President and Secretary	2001	364,403	30,000	–	–
	2000	347,051	100,000	244,444	–

Notes:

(1) Comprised of options to purchase common shares of the Corporation granted in the relevant year, all of which were options granted to replace pre-existing options, the original five year term of which had expired during the year, with the exception of the 75,000 options granted to D.W. Brace in 2000. Also see "Stock Option Plan and Stock Options".

(2) The value of perquisites and other personal benefits for each named executive is less than 10% of total annual salary and bonus of such executive.

Compensation of Directors

Each director of the Corporation receives, with the exception of the related directors (see "Statement of Corporate Governance Practices") and the Chairman of the Board of the Corporation, a fee of $15,000 per year for serving as a director of the Corporation as well as fees of $1,000 for each directors' and committee meeting attended in person and $500 for each such meeting attended by conference telephone. The Chairman of the Board of the Corporation receives annual remuneration of $90,000 as the Chairman and a director of the Corporation. Related directors receive no directors' fees. Directors are reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings. Directors are also eligible to be granted stock options under the Corporation's Stock Option Plan and, as at December 31, 2002, of the non-employee directors of the Corporation, Mr. Lepage held options to purchase 50,000 common shares of the Corporation, Messrs. Carey, Keevil and Robertson each held options to purchase 100,000 common shares of the Corporation and Mr. Kennedy held options to purchase 65,000 common shares of the Corporation (see "Stock Option Plan and Stock Options").

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability and corporate reimbursement insurance with a $20,000,000 annual and per occurrence limit at an annual premium for the 12 months ended June 1, 2003 of $50,900. Generally, under this insurance, the Corporation would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is $25,000.

Employment and Termination Agreements

The Corporation has employment agreements with three named executives, Messrs. Gill, McCarter and Stockford. Each agreement provides for an indefinite term of service and for minimum annual salary increments for the relevant executives, being no less than inflation in the case of Messrs. Gill and McCarter and being no less than 5% in the case of Mr. Stockford. Each agreement provides that in the event of the termination of the executive's employment by the Corporation (except for cause or voluntary resignation or retirement) or under circumstances where such executive's job functions, duties and/or responsibilities cease to be those presently undertaken by such executive, such executive is entitled to receive an amount equal to three times his then current salary (excluding bonuses). As well, upon any such termination, other non-salary benefits, including pension and health benefits and the retention of stock options of such executive, continue for a period of 36 months following termination.

The Corporation has employment and/or termination agreements with two named executives, Messrs. Brace and Libby, as well as with three other executives of the Corporation. Such agreements provide that such executive is entitled to receive an amount equal to two times his then current salary (excluding bonuses and all non-salary benefits) in the event that, following a change of control of the Corporation (as defined in the agreements), such executive's employment is terminated by the Corporation or such executive's job functions, duties and/or responsibilities cease to be those then currently undertaken by such executive.

Stock Option Plan and Stock Options

The Corporation has in effect a Stock Option Plan (the "Plan") in order to provide effective incentives to directors, officers and senior management personnel of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's shareholders. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Corporation. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over specified time periods. Options are generally not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with the Corporation. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted. As at December 31, 2002, 3,319,422 common shares were issuable pursuant to unexercised options granted to such date under the Plan and options to purchase a further 3,793,064 common shares remained grantable under the Plan.

Incentives to participants under the Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which would be attached to a stock option, entitle a participant in the Plan to elect, in lieu of exercising an outstanding stock option, to receive the number of shares of the Corporation equivalent in value to the difference between his or her option exercise price and the then existing market value of the common shares of the Corporation multiplied by the number of shares over which he or she could otherwise exercise his or her option. The Plan further permits the Corporation to loan monies to participants in the Plan for purposes of funding the exercise of options or other purchases of shares of the Corporation.

The following table sets forth the particulars of individual grants of options to purchase common shares of the Corporation made under the Plan during 2002 to the named executives:

Name	*Share Options Granted (#)*[(1)]	*% of Total Options Granted to Employees in the Year*	*Exercise Price ($/Share)*	*Market Value of Shares Underlying Options on the Date of Grant ($/Share)*	*Expiration Date*
David W. Brace	54,445	41.2	3.80	3.80	February 5, 2007

Note:

(1) Comprised of options granted to replace pre-existing options, the original five year term of which had expired during the year.

The following table sets forth particulars concerning exercises of options during 2002 by each of the named executives and the fiscal year-end value of unexercised options held by the named executives:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized*[(1)] *($)*	*Unexercised Options at Year-end (Exercisable/Unexercisable) (#)*	*Value of Unexercised in-the-Money Options at Year-end*[(2)] *(Exercisable/Unexercisable) ($)*
James W. Gill	Nil	Nil	500,000/–	541,166/–
Howard R. Stockford	Nil	Nil	300,000/–	388,110/–
David W. Brace	25,000	13,000	95,444/79,556	34,403/57,760
David J. Libby	20,000	30,910	180,000/–	264,000/–
Peter McCarter	Nil	Nil	300,000/–	388,110/–

Notes:

(1) Calculated as being the closing market price of the common shares of the Corporation on the date prior to the exercise date less the per share exercise price of the relevant options times the number of shares involved.

(2) Calculated as being the closing market price of the common shares of the Corporation as at December 31, 2002, being $3.71, less the per share exercise price of the relevant options, times the number of shares involved.

Composition of the Compensation Committee

The Compensation Committee of the Board consists of Mr. Lepage (Chairman), Mr. Kennedy and Mr. Robertson. All members of the Compensation Committee are outside and unrelated directors.

Report of the Compensation Committee

The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Corporation as well as, among other things and as described under "Compensation Committee", with respect to the Corporation's stock option, pension and other employee benefit plans. The Board (exclusive of the officers of the Corporation who are also members of the Board) reviews such recommendations and is responsible for ultimately determining executive compensation.

Generally, compensation is provided by the Corporation to its executive officers, including the CEO, by way of salary, cash bonuses and the granting of stock options. The overall objective adopted by the Compensation Committee is to ensure that executive compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives.

In terms of the setting of salaries and bonuses, the Compensation Committee reviews and considers comparisons of executive compensation for other companies operating in the mining industry and, in particular, compares such compensation to the compensation paid by other Canadian public mining companies having in excess of 1,000 employees. In the case of the three executive officers who have employment contracts with the Corporation, which includes the CEO, certain minimum base salary compensation is prescribed under those contracts (see "Employment and Termination Agreements"). Given the cyclical nature of the mining industry and the particular impact that external factors beyond the control of the Corporation have on the Corporation, such as metal prices, it is considered that a fixed system of specific performance-based bonuses could create more inequity than benefit. Bonuses over established

salary have thus been limited to an annual award given to recognize deserving individual performance or initiatives undertaken in respect of operations or activities falling within the responsibility of the particular executive officer. The Compensation Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior executives of the Corporation as such, in general, align the interests of the executives with those of the shareholders. The salary paid by the Corporation to the CEO in 2002 was $682,500, compared to the average salary of $640,000 paid to the chief executive officers of the comparison group, while the CEO's salary and bonus paid in 2002 was $784,500, compared to the average salary and bonus of $840,000 of the chief executive officers of the comparison group. In setting the compensation of the other executive officers of the Corporation, the Compensation Committee, in addition to its review of the comparison group data, also has particular regard to the recommendations of the CEO. In addition, while there are no defined performance targets utilized by the Compensation Committee in determining annual levels of compensation for executive officers, the Compensation Committee also compares the Corporation's performance in the preceding year against its budget in assessing executive compensation and, in the case of the CEO in particular, assesses the overall performance of the Corporation against certain corporate objectives established at the beginning of the year. Also included in such overall assessment are specific initiatives undertaken in the year by the Corporation that have advanced the growth and progress of the Corporation and the enhancement of shareholder value during the year.

Claude Lepage *William Kennedy* *William Robertson*

Performance Graphs

The adjacent table compares the total cumulative shareholder return (including re-investment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1998 with the S&P/TSX Composite Total Return Index and the TSX Metals and Minerals Total Return Index over the five succeeding years:

Comparison of 5 Year Total Common Shareholders' Return


DOLLARS
Aur Common Shares
S&P/TSX Composite Total Return Index
TSX Metals & Minerals Total Return Index
200
150
100
50
0

For the years		1998	1999	2000	2001	2002
Aur Common Shares	100	77	85	68	115	112
S&P/TSX Composite Total Return Index	100	98	130	139	122	107
TSX Metals & Minerals Total Return Index	100	82	122	104	118	112

The adjacent table compares the total cumulative shareholder return (including re-investment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1993 with the S&P/TSX Composite Total Return Index and the TSX Metals and Minerals Total Return Index over the ten succeeding years:

Comparison of 10 Year Total Common Shareholders' Return



DOLLARS
Aur Common Shares
S&P/TSX Composite Total Return Index
TSX Metals & Minerals Total Return Index
350
300
250
200
150
100
50
0

For the years	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	
Aur Common Shares	100	198	150	233	276	118	91	100	80	136	133
S&P/TSX Composite Total Return Index	100	133	132	152	194	224	220	290	311	272	238
TSX Metals & Minerals Total Return Index	100	128	153	185	200	148	122	180	154	174	165

Defined Benefit or Actuarial Pension Plans

Each of the named executives and certain other senior executives participate in a registered pension plan and a supplementary pension plan. The aggregate benefit provided by these plans for each participating executive is calculated as 2% of the average of the highest five consecutive years of base salary multiplied by the years of credited service. There is no reduction of the pension for retirement after age 60 nor is there any deduction for social insurance or other benefits.

Pension Plan Table

Estimated Total Annual Benefit on Retirement ($)

	Years of Credited Service (1)						
Pensionable Earnings	*5*	*10*	*15*	*20*	*25*	*30*	*35*
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
250,000	25,000	50,000	75,000	100,000	125,000	150,000	175,000
300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
350,000	35,000	70,000	105,000	140,000	175,000	210,000	245,000
400,000	40,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	50,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	80,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000

Note:

(1) Credited service as of December 31, 2002, rounded to the nearest number of years, is: D. Brace – 8, J. Gill – 31, D. Libby – 9, P. McCarter – 23 and H. Stockford – 21.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of PricewaterhouseCoopers LLP as the auditors.

General

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement. The contents and sending of this Circular have been approved by the Board.

The Corporation annually files an AIF with the various provincial securities commissions and administrators across Canada. A copy of the Corporation's AIF dated March 11, 2003, its audited consolidated financial statements and MD&A for its year ended December 31, 2002, its subsequent interim financial statements and this Circular may be obtained from the Secretary of the Corporation upon request. Copies of the above and other disclosure documents of the Corporation may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

By order of the Board of Directors

James W. Gill
President and Chief Executive Officer

Toronto, Ontario
March 11, 2003

EXEMPTION # - 82-4624

AUR RESOURCES INC.

ANNUAL INFORMATION FORM

March 11, 2003

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this Annual Information Form ("AIF") (and the other disclosure documentation of Aur Resources Inc. ("Aur") such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs and capital expenditures, increases and decreases in production, reserves and/or resources and in anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under "Business of the Company - Risk Factors and Governmental Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("43-101") issued by the Canadian Securities Administrators requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A "qualified person" for purposes of 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a professional association.

Exchange Rates Table and Data

Dollar amounts set forth in this AIF are, except as indicated, stated in United States dollars. The following table sets forth for each period indicated the period-end exchange rates, the average exchange rates and the high and low exchange rates for Canadian dollars. These rates are the noon buying rates in New York City for the purchase of one United States dollar with Canadian dollars.

	Year ended December 31,		
	2002	2001	2000
Year end	1.5776	1.5924	1.4995
Average	1.5703	1.5489	1.4854
High	1.6194	1.6021	1.5593
Low	1.5038	1.4936	1.4341

On February 28, 2003, the noon buying rate was Cdn.$1.4871/US$1.00.

THE COMPANY

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile, its 63% shareholding interest in the Andacollo copper mine in Chile, its 30% interest in the Louvicourt copper-zinc-silver-gold mine in Québec, its right to earn a 100% interest in the Duck Pond copper-zinc property in Newfoundland and its portfolio of exploration and other properties located principally in northwestern Québec, central Manitoba and Saskatchewan and Chile.

Aur was originally incorporated under the Canada Business Corporations Act (the "CBCA") by articles of incorporation on September 14, 1981. Aur's current constating documents are its articles of amalgamation filed under the CBCA and dated January 1, 1999, as amended by articles of amendment dated April 26, 2002 whereunder Aur's then issued Class B shares were converted into common shares.

The following chart describes the intercorporate relationships amongst Aur and its material subsidiaries as at December 31, 2002, including the percentage of voting securities of the subsidiary owned by Aur and the jurisdiction of the subsidiary:


Aur Resources Inc. Canada
100%
100%
100%
Canada Tungsten (Cayman) Inc. Cayman Islands
Aur (Barbados) Inc. Barbados
Aurcay Holdings Inc. Cayman Islands
100%
Aurcay Inc. Cayman Islands
100%
Aur QB Inc. Cayman Islands
0.002%
99.998%
4.52%
76.5%
99.9%
0.1%
Minera Canada Tungsten Chile Limitada Chile
58.48%
Compañía Minera Carmen de Andacollo Chile
Compañía Minera Quebrada Blanca S.A. Chile
Compañía Minera Aur Resources Chile Limitada Chile

Unless the context otherwise requires, references herein to "Aur" may include, collectively or individually, one or more of the direct or indirect subsidiaries of Aur.

Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 (telephone: (416) 362-2614; fax: (416) 367-0427; e-mail: info@aurresources.com; website: www.aurresources.com).

As at December 31, 2002, Aur's had approximately 1,270 employees.

BUSINESS OF THE COMPANY

Louvicourt Mine

Ownership Interests

The operation of the Louvicourt mine is governed by a joint venture agreement between Aur, Teck Cominco Limited (together with its subsidiaries, "Teck") and Novicourt Inc. ("Novicourt"), a subsidiary of Noranda Inc. ("Noranda"). Aur holds a 30% interest in the joint venture, with Teck and Novicourt holding 25% and 45% interests therein, respectively. Aur is the operator of the joint venture.

Property Interests and Location

The Louvicourt property consists of an 1,800 metre by 1,900 metre area (845 acres) held under various mining and surface leases and mining claims.

The property is located in Louvicourt Township approximately 24 km east of the city of Val d'Or, Québec and is accessed by road off highway #117. A 3 km railway spur line connects the operation to the CN railway for the shipment of copper and zinc concentrates.

Geology

The Louvicourt deposit, which was discovered by Aur in 1989, lies within a 1.5 km wide unit of felsic volcanic rocks of the Val d'Or Formation that host numerous copper-zinc massive sulphide occurrences. The deposit consists of massive, stringer and disseminated sulphides of copper (chalcopyrite), zinc (sphalerite) and iron (pyrite) with associated economically significant gold and silver mineralization.

The copper and zinc sulphides are relatively coarse grained and can be readily concentrated to saleable concentrates using standard flotation circuits. The gold and silver report to the copper concentrates and provide significant precious metal revenues to the mine. The concentrates have no impurities which cause smelter penalties to be incurred.

Mineral Reserves and Resources

The following table presents 100% of the mineral reserves and resources at the Louvicourt mine as estimated by Aur as at December 31, 2002:

Mineral Reserves

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	2,600	3.00	1.87	25.2	0.81
Probable	29	0.14	7.15	38.6	0.82
Total	2,629	2.97	1.93	25.4	0.81

Mineral Resources (including Reserves)

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	3,057	2.96	1.95	25.4	0.83
Indicated	86	1.05	4.21	32.4	0.84
Total	3,143	2.91	2.01	25.6	0.83
Inferred	27	1.43	3.26	30.2	0.82

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Louvicourt reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate, and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for waste rock dilution, for extraction losses and for historic mine-mill grade adjustment factors.

The reserve calculations incorporate a copper price of $0.85/lb., a zinc price of $0.40/lb., a silver price of $5.00/oz., a gold price of $300/oz., an exchange rate of $1.00=Cdn$1.51 ($1.00=Cdn$1.54 for material scheduled to be mined in 2003) and a net smelter return cut-off of Cdn$38.00 per tonne.

The resources are stated at a 2% copper equivalent ("CuEq") cut-off grade. The CuEq grades applied to by-product metals are: 0.2% CuEq for 1% Zn, 0.01% CuEq for 1 g/t Ag and 0.5% CuEq for 1g/t Au. The resource classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block centre. Measured, indicated and inferred resources are composed of blocks with sample densities of 40 or more samples, 20-39 samples and 1-19 samples, respectively.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Underground and Surface Facilities

Access to the deposit is provided via a circular concrete lined shaft sunk to a depth of 945 metres with underground sub-levels at 30 metre intervals connected by an internal ramp. An ore pass system gravity-feeds ore to a crusher located on the 900 metre level where the ore is crushed prior to hoisting to surface. Mine equipment is trackless, utilizing diesel and electric power. Paste backfill is utilized to provide ground support and to reduce the volume of tailings required to be stored in the surface tailings facility.

Surface facilities at the Louvicourt minesite principally consist of a concentrator, a headframe and hoisthouse, a paste backfill plant, office and dry facilities, maintenance shops and a warehouse.

The concentrator, which produces copper and zinc concentrates, is a standard differential flotation mill comprised of a grinding section, with a semi-autogenous (SAG) mill, and a flotation section with copper and zinc circuits. Approximately 50% of the tailings are pumped to a submerged tailings pond located 8 km northwest of the concentrator. The balance of the tailings is placed underground as backfill. Electrical power for the operation is supplied from the nearby Hydro Québec power grid.

Approximately 300 persons are employed at the site. The employees are not unionized.

The Louvicourt mine operates in accordance with all applicable laws, standards and practices for environmental protection.

Mine Plan and Concentrate Production

Production commenced at the Louvicourt mine in 1994. During the period 1996-2001, the mining rate was 4,300 tonnes per day. During 2002, the mining rate was reduced to 4,100 tonnes per day. The mining rate is expected to average 3,800 tonnes per day during the first half of 2003 and to average 3,000 tonnes per day for the balance of the year. As at December 31, 2002, the Louvicourt mine had produced approximately 12.6 million tonnes of ore at an average grade of 3.6% copper, 1.5% zinc, 25.9 g/tonne silver and 0.9 g/tonne gold. The current proven and probable reserves at the Louvicourt mine can support production until approximately May, 2005.

Approximately 1.5 million tonnes of ore was mined and milled during 2002. The average head grade was 3.1% copper, 1.6% zinc, 24.0 g/tonne silver and 0.83 g/tonne gold, with a copper recovery of 96.8% to a 28.7% copper concentrate and a zinc recovery of 83.8% to a 56.0% zinc concentrate. Gold recovery was 70.5% and silver recovery 65.0%. Concentrate production during 2002 was 156,765 tonnes of copper concentrates and 35,736 tonnes of zinc concentrates.

A total of 1.2 million tonnes of ore is scheduled to be mined and milled in 2003 at an average head grade of 3.2% copper, 1.7% zinc, 24.4 g/tonne silver and 0.73 g/tonne gold, with a copper recovery of 96.5% to a 28.6% copper concentrate and a zinc recovery of 82.1% to a 56.2% zinc concentrate. The 2003 plan estimates a gold recovery of 68.6% and a silver recovery of 66.2%. Concentrate production in 2003 is expected to be approximately 132,000 tonnes of copper concentrates and 30,000 tonnes of zinc concentrates.

Concentrate Sales Agreements

The copper concentrates produced at the Louvicourt mine are sold under a life of mine contract to Noranda Metallurgy Inc. and are shipped by rail to and smelted at its smelter in Rouyn, Québec. The prices received for the payable copper, gold and silver contained in such concentrates are based on London Metal Exchange ("LME") and London Bullion Market Association quotations. Treatment and refining charges are adjusted annually.

The zinc concentrates are currently sold to Canadian Electrolytic Zinc Limited and are shipped by rail to and smelted at its smelter in Valleyfield, Québec. The price received for the payable zinc contained in such concentrates is based on LME quotations. Treatment and refining charges are adjusted annually.

Operating Costs, Capital Expenditures and Closure Costs

The minesite cash operating cost at the Louvicourt mine during 2002 was $26.25 per tonne of ore milled while total cash operating costs (including smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and net of by-product credits) were $0.46/lb. of copper sold. In 2003, the average minesite cash operating cost is expected to be $30.67 per tonne of ore milled while total cash operating costs are expected to be $0.49/lb. of copper sold.

No capital expenditures were made in 2002 and none are expected to be made in 2003.

Louvicourt's closure plan, initially approved in 1996, was updated in 2002 and the updated plan has received preliminary approval from the Quebec Ministry of Natural Resources. Aur's share of the total closure costs, including reclamation, employee severance costs and future site monitoring, is estimated to be $2.1 million.

Quebrada Blanca Mine

Ownership Interests

The Quebrada Blanca property is owned by a Chilean private company, Compania Minera Quebrada Blanca S.A. ("QB"). Aur owns 90% of the Series A shares of QB. Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of QB. Empresa Nacional de Minera ("ENAMI"), a Chilean government entity, owns 100% of the Series B shares of QB. Aur's 76.5% overall shareholding interest in QB is derived from its 90% ownership of the Series A shares of QB. When combined with the Series B and Series C shares of QB, Aur's 90% holding of the Series A shares equates to a 76.5% interest in QB's total share equity. When combined with its 10% Series A shareholding, Pudahuel's 100% holding of Series C shares of QB equates to a 13.5% interest in QB's total share equity. ENAMI's 100% holding of Series B shares of QB equates to a 10% interest in QB's total share equity. The owners of the Series A shares of QB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the QB mine into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. The Series C shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. Pursuant to a shareholders' agreement amongst the Series A, B and C shareholders (the "QB Shareholders Agreement"), at least 30% of the net profits of QB in each year must be distributed as dividends once QB has repaid the existing senior project debt that it currently owes to Aur. Subject to the foregoing, as it is currently intended that all shareholder debt, including subordinated debt and other obligations of QB to Aur, will be repaid prior to the payment of dividends, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the QB mine. ENAMI is also entitled to receive,

under the by-laws of QB, a per pound price participation in copper sales from the QB mine equal to 10% of the amount by which the average realized sales price per pound of copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price, as at December 31, 2002, was $1.37/lb.

Pursuant to the QB Shareholders Agreement, Aur is entitled to appoint four members to QB's board of directors, with Pudahuel being entitled to appoint one such member and ENAMI being entitled to appoint two such members.

Property Interests and Location

QB owns the exploitation and/or exploration rights over an area of approximately 80 square km in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, QB owns surface rights covering the minesite and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area.

The QB mine is located in northern Chile approximately 170 km southeast of the port city of Iquique and 1,500 km north of the city of Santiago, the capital of Chile. Access to the minesite is via road from Iquique.

The property is in the Andes at an altitude of between 4,090 and 4,400 metres. The climate is arid or semi-arid with rain and snow precipitation totalling 150 mm to 200 mm per year. Temperatures typically range from minus 5°C to plus 8°C in the winter and from 0°C to 15°C in the summer.

Geology

The QB orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world's largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The QB orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited the primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Mineral Reserves and Resources

The following table presents leachable mineral reserves and resources at the QB mine as estimated by QB for 100% of the heap leach and dump leach categories as at December 31, 2002:

Mineral Reserves

	Heap Leach			Dump Leach			Total		
Category	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)
Proven	28,053	1.17	1.03	40,184	0.57	0.39	68,237	0.82	0.65
Probable	45,533	1.10	1.00	30,947	0.47	0.32	76,480	0.85	0.73
Total Reserves	73,586	1.13	1.01	71,131	0.53	0.36	144,717	0.83	0.69

Mineral Resources (including Mineral Reserves)

	Heap Leach			Dump Leach			Total		
Category	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)
Measured	29,591	1.19	1.03	44,150	0.57	0.37	73,741	0.82	0.64
Indicated	49,647	1.11	0.98	51,491	0.47	0.31	101,138	0.78	0.64
Total Resources	79,238	1.14	1.00	95,641	0.51	0.34	174,879	0.80	0.64
Inferred	36,611	0.98	0.84	77,058	0.46	0.29	113,669	0.63	0.46

Notes:

"t(000's) means thousands of tonnes; TCu(%) is the percent assayed total copper grade; SCu(%) is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The QB mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The estimation work was carried out by Neil C. Barr, P Geo., Chief Geologist at the QB mine, a qualified person, as to the resource estimate and by Vicente Palomer, Ing. Civil Minas, Chief Engineer at the QB mine under the supervision of David J. Libby, P.Eng, Vice-President, Mining Operations, South America Division, a qualified person.

Mineral reserves and resources were estimated using a copper price of $0.95/lb. and cut-off grades of 0.50 SCu% for Heap Leach, 0.125 SCu% for Sulphide Dump Leach, and 0.161 SCu% for Oxide Dump Leach. Proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the currently planned final pit design which was derived from the QB02 resource block model and adjusted for the pit topography on December 31, 2002 and include broken stockpiles totalling 25.5 million tonnes grading 0.60 TCu%. Measured resources are defined by a minimum of 20 drillhole assay composites and a drillhole spacing of approximately 50 m x 50 m x 70 m, indicated resources are defined by between 9 and 19 drillhole assay composites and a drillhole spacing of approximately 70 m x 70 m x 100 m and inferred resources, by between 4 and 8 drillhole assay composites and a drillhole spacing of approximately 100 m x 100 m x 141 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The primary (hypogene) deposit which underlies the supergene mineralization at the QB mine is essentially unexplored. The limited drilling completed to date has intersected significant hypogene copper mineralization and, accordingly, potential exists to outline hypogene resources and/or reserves at QB.

Mining and Processing

Production commenced in August 1994 and, as at December 31, 2002, the QB mine had produced 548,922 tonnes of cathode copper from 52.9 million tonnes of ore mined and stacked at an average grade of 1.54% total copper.

During 2002, 7.3 million tonnes of heap leach ore at a grade of 1.52% total copper were mined, crushed and stacked on the leach pads, 3.3 million tonnes of dump leach ore at a grade of 0.59% total copper were stockpiled for leaching and a total of 20.2 million tonnes of waste was mined, yielding a strip ratio of 1.89:1. During 2003, 7.7 million tonnes of heap leach ore at a grade of 1.17% total copper are scheduled to be mined, crushed and stacked on the leach pads, 6.4 million tonnes of dump leach ore averaging 0.59% total copper are to be stockpiled for dump leaching and 21.3 million tonnes of waste are also to be mined, yielding a strip ratio of 1.52:1.

The current QB life of mine plan involves the open-pit mining of approximately 21,000 tonnes per day ("tpd") (7.7 million tonnes per year) of mineral reserves to be heap leached, an average of 20,000 tpd of mineral reserves to be dump leached and an average of 65,000 tpd of waste. The current proven and probable reserves at the QB mine are sufficient to sustain copper production under the current mine plan until at least 2013.

The QB processing facilities produce cathode copper by utilizing crushing, agglomerating, stacking, heap leaching, dump leaching and solvent extraction and electrowinning ("SX-EW") processes.

Mining on 15 and 7.5 metre benches is carried out using standard drilling and blasting techniques, mucking with three 27 cu. yd. shovels and one front end loader and hauling the ore and waste with a fleet of eight 157 tonne trucks, which will be replaced by the end of the first quarter of 2003 with eight new 185 tonne trucks. Heap leach ore is delivered to a three stage crushing facility located close to the open pit, where the ore is crushed, screened and conveyed to a rotary agglomeration facility where it is pre-treated with hot water and sulphuric acid before being stacked 8 metres high utilizing a grasshopper stacking system on 2 dynamic (load-unload) leach pads. Sulphuric acid is applied, using drippers and wobblers, to the ore to dissolve the copper with the assistance of bacteria and air. The leaching process recovers approximately 77% of the soluble copper in approximately 500 days. The dynamic heap leach pad arrangement allows for up to 550 days of leaching time before spent ore must be removed. The dump leach facility, which leaches the uncrushed, lower grade supergene and oxide ores, commenced operation in January 2003.

Copper-bearing solutions are collected from the leach pads and the dump leach facility and piped to the SX-EW plant. The solvent extraction consists of three parallel circuits with each circuit comprised of two extraction stages and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Cathode copper is produced by the electrowinning of the copper in solution, utilizing electrolysis to deposit the copper onto stainless steel cathodes. The SX-EW plant is capable of producing up to 80,000 tonnes of cathode copper per year. The cathode copper produced is trucked to Iquique for shipment to purchasers.

Up to 35 MW of electrical power for the minesite is supplied by on-site diesel generators using heavy oil fuel. In November 2002, the QB mine was connected to the SING power grid in northern Chile in order to provide an additional 14 MW of electrical power to the site. Process water is supplied from seven QB-owned water wells and associated water rights located in the Salar de Michincha and pumped through a 38 kilometre long pipeline to the site.

Mine infrastructure also includes an administration office, an analytical and metallurgical laboratory, maintenance facilities, a warehouse, a powerhouse and fully serviced camp.

The labour force employed in the operation of the mine, totalled approximately 1,185 people as at December 31, 2002, including approximately 550 people employed by on-site contractors and 16 in an administrative office in Iquique. Most of the on-site employees and contractor personnel work on a 7 days on-7 days off, 12 hours per day schedule, with bus transportation being supplied to and from Iquique. Senior staff work on a 4 days on, 3 days off schedule.

The QB mine is unionized, with the current union contract expiring in June, 2004.

The QB mine operates in accordance with all applicable laws, standards and practices for environmental protection.

Cathode Production

In 2002, the QB mine produced 73,827 tonnes of cathode copper, 100% of which met LME Grade A standards. Production in 2003 is budgeted to be approximately 77,000 tonnes of LME Grade A cathode copper. In 2003, the process of obtaining LME brand registration of QB's cathode copper will commence.

Marketing

Sales agreements have been entered into with three metals trading entities under which an aggregate of 4,500 tonnes per month of cathode copper to be produced by the QB mine in 2003 has been sold at prices based on the average LME cash settlement price, plus a premium. The remaining QB copper cathode production in 2003 will be sold on the spot market.

Operating Costs and Capital Expenditures

Cash operating costs, including transportation, marketing and direct administration costs, were $0.48/lb. of copper sold in 2002. In 2003, the cash operating costs, including transportation, marketing and direct administration costs are expected to be $0.48/lb. of copper sold.

Capital expenditures in 2002 were $25.2 million and were $9.8 million in 2001. These expenditures were incurred primarily to allow annual production to be increased up to 80,000 tonnes of cathode copper, to improve copper quality to 100% LME Grade A and to reduce operating costs. The 2002 capital expenditures included $16.9 million to complete the the dump leach facility and $6.1 million to complete the connection of the QB mine to the SING power grid.

A program of infill drilling, designed to further upgrade mineral resources to reserves, is ongoing and will result in periodic updates to mineral resource and reserve estimates and revised mine plans.

Andacollo Mine

Ownership Interests

The Andacollo property is owned by a Chilean private company, Compañia Minera Carmen de Andacollo ("CDA"). Aur owns 70% of the Series A shares of CDA, with Compañia Minera del Pacífico S.A. ("CMP"), a Chilean mining enterprise, owning the remaining 30% of the Series A shares of CDA. ENAMI owns 100% of the Series B shares of CDA. When combined with Series B shares of CDA, Aur's 70% holding and CMP's 30% holding of the Series A shares of CDA equate to 63% and 27% interests, respectively, in CDA's total share equity. ENAMI's Series B shares of CDA equate to 10% of CDA's total share equity. Aur and CMP, as the owners of all the Series A shares of CDA, provided, on a 70:30 basis, 100% of the funds required to develop and bring the Andacollo deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of CDA are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time, without being required to contribute any further capital. As it is currently intended that all shareholder debt incurred by CDA to put the Andacollo mine into production will be repaid prior to the payment of dividends, the Series B shares in essence provide ENAMI with the equivalent of a 10% net profits interest in the mine.

Pursuant to CDA's by-laws, Aur is entitled to appoint four members to CDA's board of directors, with CMP being entitled to appoint two such members and ENAMI being entitled to appoint one such member.

Property Interests and Location

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo deposit pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the minesite and other areas aggregating approximately 21 square km.

The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the port city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.

Geology

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. The primary pyrite-chalcopyrite deposit has been exposed at surface and subjected to surface weathering processes resulting in the formation of a leached zone ranging from 10 to 60 metres thick and averaging approximately 30 metres in thickness. The original copper sulphides leached from

this zone have been re-deposited mainly as copper silicate (chrysocolla) in an oxide zone and as supergene copper sulphides (chalcocite with lesser covellite) both below the leached zone. This supergene-oxide blanket which comprises the current mineral resource at Andacollo occupies an area of approximately 1,500 metres by 1,000 metres, ranges in thickness between 5 and 80 metres and grades downwards into a primary (hypogene) zone mineralized with pyrite and chalcopyrite.

Mineral Reserves and Resources

The following table presents the mineral reserves and resources at the Andacollo mine as estimated by Aur for 100% of the oxide and supergene portions of the deposit as at December 31, 2002:

Mineral Reserves

	t(000's)	TCu(%)	SCu(%)
Proven	19,487	0.77	0.68
Probable	-	-	-
Total Reserves	19,487	0.77	0.68

Mineral Resources (including Reserves)

	t(000's)	TCu(%)	SCu(%)
Measured	53,259	0.59	0.50
Indicated	4,899	0.45	0.41
Total Resources	58,158	0.58	0.49
Inferred	4,543	0.48	0.43

Notes:

"t (000's)" means thousands of tonnes; "TCu(%)" is the percent assayed total copper grade; "SCu(%)" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Mine Geologist, Andacollo Mine and David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the July, 2002 final pit outline which was derived from the July, 2002 resource block model and adjusted for the pit topography at December 31, 2002.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and variable cut-off grades ranging from 0.20 SCu% to 0.38 SCu%. Proven reserves include broken stockpiles totalling 0.23 million tonnes averaging 0.78 TCu% (0.54 SCu%) and measured resources include broken stockpiles totalling 4.3 million tonnes averaging 0.48 TCu% (0.30 SCu%), with the remainder being in situ. Measured resources are defined by a minimum of 22 drillhole assay composites and a drillhole spacing of approximately 50 m. The indicated resources are defined by between 3 and 21 drillhole assay composites and a drillhole spacing of approximately 50 m x 75 m to 100 m and inferred resources, by up to 2 drillhole assay composites and drillholes spaced at over 100 m.

Additional low grade mineral reserves totalling 7.4 million tonnes grading 0.36 TCu% (0.27 SCu%) in the proven category are being stockpiled and will be available for leaching at the end of the projected mine life.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A primary, copper-gold sulphide mineral resource containing principally chalcopyrite mineralization has been outlined by drilling beneath the oxide and supergene mineralization at Andacollo. A pre-feasibility study was carried out by Aur in 1998 involving the preparation of a preliminary development and mining plan and an estimate of the capital and operating costs required to develop a conventional sulphide milling operation to produce copper concentrates. The study established measured and indicated mineral resources as follows:

	Cut-Off Grade	Tonnes (millions)	TCu (%)	Au (g/t)
Measured & Indicated Resource	0.30 CuEq	312	0.46	0.15
Measured & Indicated Resource	0.40 CuEq	178	0.52	0.17

Notes:

"TCu%" means assayed total copper grade; "CuEq" means copper equivalent. Metal prices used in study: Cu, $1.00/lb; Au, $300.00/oz. Copper equivalency takes into account the expected recoveries of copper and gold.

At the time of completion of the study, measured and indicated resources were not classified separately. As such, they do not comply with 43-101 and should be considered to be order of magnitude resources only, contained within the pit outline used.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The pre-feasibility study indicated that it could be economic to develop the above resources at copper prices above approximately $0.95 per pound.

Mining and Processing

Production commenced at the Andacollo mine in late 1996. As at December 31, 2002, the Andacollo mine had produced 129,861 tonnes of cathode copper from the mining of 20.80 million tonnes of ore at an average grade of 0.92% total copper.

The current proven and probable heap leach reserves at the Andacollo mine are sufficient to sustain copper production until 2009 at the projected mining rate of approximately 3.6 million tonnes of ore per year. The current CDA life-of-mine production plan provides for the mining and processing of 19.5 million tonnes of ore at an average grade of 0.77% total copper and the production of approximately 97,526 tonnes (215 million pounds) of LME Grade A cathode copper. To access the mineral reserves, approximately 60.5 million tonnes of waste rock (including 8.1 million tonnes of low grade, proven mineral reserves which will be stockpiled for possible treatment at the end of the life of the mine) will be mined from the pit over the remaining life of the mine at an average strip ratio of 3.13:1. Infill drilling scheduled to be completed during 2003 may result in revisions being made to the mineral reserves, resources and the mine plan.

During 2002, 3.8 million tonnes of ore at a grade of 0.77% total copper were mined, crushed and stacked on the leach pads, with 12.8 million tonnes of waste and low grade material also being mined, yielding a strip ratio of 3.34:1. During 2003, 3.6 million tonnes of ore at a grade of 0.83% total copper are scheduled to be mined, crushed and stacked on the leach pads while 12.9 million tonnes of waste and low grade material will also be mined, yielding a strip ratio of 3.6:1.

The Andacollo processing facilities produce LME Grade A cathode copper by utilizing crushing, agglomeration, heap leaching and SX-EW processes. The Andacollo mine cathode copper was granted LME brand registration in May, 1999.

Ore is mined by open-pit mining methods. Standard drilling and blasting techniques are used to mine the deposit on five metre benches which are mucked in increments of 2.5 metres using two 7.0 cu. metre hydraulic shovels, in a backhoe configuration to optimize grade control, together with two 9 cu. metre front end loaders. The ore and waste is hauled with eight 91 tonne trucks. Supergene and oxide ore is delivered to a three stage crushing facility.

The ore is crushed and conveyed to a rotary agglomeration facility where it is pre-treated with sulphuric acid and water and placed on leach pads in multiple lifts of seven metres each. Sulphuric acid is applied to the ore to dissolve the copper with the assistance of bacteria. The leaching process currently recovers approximately 85% of the soluble copper in approximately 360 days. The resultant copper-rich solutions are then collected and piped to the SX-EW plant.

The SX-EW plant's solvent extraction system utilizes two extraction and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Copper is produced by the electrowinning of the copper in solution, using electrolysis to deposit the copper onto stainless steel cathodes. The design capacity of the electrowinning plant is 20,000 tonnes per year; however, this has been exceeded each year since the commencement of production by up to 10%. The cathode copper produced is trucked to the Chilean ports of Valparaiso or San Antonio for shipment to purchasers.

Electric power is supplied from El Peñon, near La Serena, and transmitted a distance of 20 km to the Andacollo site using a 110 kV power line. Process water is supplied from a CDA-owned water well and associated water rights near El Peñon, pumped through a 28 km long pipeline to the site.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities and a warehouse.

The labour force employed in the operation of the mine, totalled 400 people as at December 31, 2002, including approximately 120 people employed by on-site contractors. The Andacollo minesite is unionized, with the current union contract expiring in June, 2004.

The Andacollo mine operates in accordance with all applicable laws, standards and practices for environmental protection.

Cathode Production

In 2002, the Andacollo mine produced 22,109 tonnes of LME Grade A cathode copper. Production in 2003 is budgeted to be approximately 21,000 tonnes of LME Grade A cathode copper.

Marketing

A sales agreement has been entered into with a metals trading entity whereunder 1,300 tonnes per month of cathode copper to be produced by the Andacollo mine in 2003 have been sold to such entity at a price based on the average LME cash settlement price plus a premium. The remaining Andacollo cathode copper production in 2003 will be sold on the spot market.

Operating Costs and Capital Expenditures

Cash operating costs, including transportation, marketing and direct administration costs, were $0.50/lb. of cathode copper sold in 2002, being $0.02/lb. lower than in 2001. In 2003, the cash operating costs, including transportation and marketing costs, are expected to be $0.51/lb. of cathode copper sold.

Capital expenditures in 2002 were $1.8 million, comprised primarily of lead anode replacement, a mine dewatering system, minor equipment purchases and scheduled major overhauls of mobile mining equipment. Capital expenditures in 2003 are expected to be $1.2 million comprised primarily of an additional stacking module, replacement of lead anodes and scheduled major overhauls of mine mobile equipment. Expansion of the leach pad area, at a capital cost of $2-$3 million, in order to process all the remaining reserves in the mine plan, is currently under consideration. Such expansion, if carried out, could also provide leach pad area to process additional low grade ore if economically viable to do so.

Duck Pond Development Project

In March 2002, Aur purchased the right to acquire a 100% interest in the Duck Pond copper-zinc property located in central Newfoundland from Thundermin Resources Inc. ("Thundermin") and Queenston Mining Inc. ("Queenston"). The purchase price payable to Queenston for its 50% interest in the property was Cdn$3 million in cash and the purchase price payable to Thundermin for its 50% interest in the property was Cdn$2.1 million in cash and the tender to Thundermin of Aur's 11,209,968 shares of Thundermin valued at Cdn$900,000.

Aur's interest in the project is held pursuant to an option agreement dated March 1, 1999, as amended by an agreement dated March 20, 2002, with Noranda Mining and Exploration Inc. ("Norex"), a subsidiary of Noranda, whereunder Aur holds the right to acquire a 100% interest in the Duck Pond property from Norex by making a production decision on the property and a cash payment of Cdn$500,000 to Norex by June 30, 2003 and reaching full production by June 30, 2006. Upon achieving full production, Aur must pay Norex Cdn$3,000,000 and a 2% net smelter returns royalty on any production from the property. The time for making the said production decision and reaching full production can be extended by making certain cash payments to Norex.

The Duck Pond property is located in central Newfoundland approximately 100 km southwest of the city of Grand Falls-Windsor. The property covers 10,923 hectares and hosts two known copper-zinc-silver-gold deposits (Duck Pond and Boundary).

In May, 2001, MRDI Canada ("MRDI") completed a detailed feasibility study (the "MRDI Study") on the Duck Pond project. The following description of the project is primarily derived from the MRDI Study.

The MRDI Study determined that the project contains the following proven and probable mineral reserves in the Duck Pond and Boundary deposits:

Mineral Reserves	t (000's)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
Proven						
Deposit						
Duck Pond	689	3.4	6.2	1.0	64	0.9
Boundary	391	3.3	2.8	0.4	24	0.3
Total Proven Reserves	1,080	3.4	5.0	0.8	49	0.7
Probable						
Duck Pond	3,993	3.3	6.2	1.0	63	0.9
Boundary	143	3.5	2.3	0.3	17	0.2
Total Probable Reserves	4,136	3.3	6.0	1.0	61	0.9
Total Reserves	5,216	3.3	5.8	0.9	59	0.8

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Pb" means lead; "Ag" means silver; "Au" means gold.

For the purposes of the mine plan, an additional 260,300 tonnes of inferred resources from the Upper Duck and Sleeper lenses grading 2.4% Cu, 6.3% Zn, 0.9% Pb, 57 g/t, Ag and 0.8 g/t Au were added by MRDI to the mineral reserves, bringing the total tonnage in the mine plan to 5.5 million tonnes grading 3.3% Cu, 5.8% Zn, 0.9% Pb, 59 g/t Ag and 0.8 g/t Au.

The MRDI Study provides for a Cdn$90.9 million capital investment to develop the Duck Pond mine for production at a rate of 1,500 tonnes of ore per day over a mine life of 10.2 years. Cdn$79.6 million of this capital will be expended prior to the commencement of production from the Boundary deposit with the balance to be incurred to complete the underground development of the Duck Pond deposit once production has been achieved. Production is expected to commence approximately 20 months after the commencement of construction, which Aur expects to be initiated in mid-2003.

The Duck Pond mine will be principally an underground mine with access to the Duck Pond deposit via a ramp from surface. In the first year of production, the ore will be from the Boundary open pit deposit. Production from the Duck Pond deposit will begin in the second year and, beginning in year three, ore will be mined exclusively from this deposit as the reserves at the Boundary deposit will be exhausted.

The ore will be crushed and delivered to the concentrator which will produce copper and zinc concentrates using a differential flotation process. Testwork at Lakefield Research has estimated that the average copper recovery will be 83.1% to a copper concentrate grading 24.3% copper while the average zinc recovery will be 84.4% to a zinc concentrate grading 55.9% zinc. The copper concentrate is expected to contain 1.0 g/t Au and 134 g/t Ag and the zinc concentrate to contain 0.6 g/t Au and 78 g/t Ag. A total of 616,000 tonnes of copper concentrate and 483,000 tonnes of zinc concentrate is expected to be produced over the life of the mine. On an annual basis, the mine is expected to produce approximately 32 million pounds of copper, 60 million pounds of zinc, 400,000 ounces of silver and 2,100 ounces of gold. The average life of mine cash operating cost is estimated to be Cdn$42/tonne of ore milled, which represents an estimated cash production cost of $0.32/lb. of copper, net of estimated zinc, silver and gold credits.

An Environmental Impact Statement (EIS) for the project was submitted to the relevant governmental authorities and the project was released from further environmental assessment by the Government of Newfoundland and Labrador in 2001. One additional permit, expected to be received in the first half of 2003, is required from the Federal Department of Fisheries and Oceans.

Exploration and Other Properties

As at December 31, 2002, Aur had a portfolio of approximately 95 mineral properties, ranging from properties on which resources have been established to properties in the initial exploration stage. Exploration is an important component of Aur's overall corporate growth strategy. Aur's exploration efforts are concentrated in Canada and Chile and are focussed primarily on the discovery of bulk mineable copper and copper-dominated polymetallic deposits.

In 2002, Aur, as operator, completed exploration programs on 22 of its properties at a total cost of $4.5 million, of which Aur's share was $3.8 million. Of the foregoing expenditures, $4.4 million was expended on base metal and $0.1 million was expended on gold exploration. On a geographic basis, 28% was spent in Western Canada, 28% in Eastern Canada, 43% in Chile and 1% in Central America. Drilling of approximately 18,000 metres on eight projects accounted for 41% of the total expenditures. No material discoveries were made as a result of exploration activities in 2002.

Aur's 2003 budget provides for exploration work to be carried out on up to 11 properties at a total cost to Aur of $3.2 million. The expenditures have all been allocated to base metals exploration. On a geographic basis, the budget is allocated as to 17% to Western Canada, 23% to Eastern Canada, 55% to South America and 5% to Central America. Drilling of approximately 18,800 metres on six projects will account for 55% of the budgetted expenditures. Certain of Aur's Canadian exploration properties may be optioned or sold to third parties in 2003, typically with Aur retaining working and/or royalty interests therein, in an effort to increase the exploration work conducted on such properties in 2003 and thereafter.

Aur has the right to earn from the Government of Panama a controlling interest in the Cerro Colorado copper property, a large undeveloped copper deposit with resources estimated by the previous owners of 1.75 billion tonnes at an average grade of 0.64% copper, by making a production decision for the deposit by March 15, 2003. At current copper prices, a production decision cannot be justified and the Panamanian government has indicated its intention to grant Aur an extension of time to make that decision.

Aur's 2003 acquisitions program budget of $0.5 million provides for the cost of identifying, evaluating and negotiating for the potential acquisition of development stage projects and/or producing mining assets.

The 1,500 ton per day Aurbel gold mill, which is 100% owned by Aur, is located approximately 10 km east of Val d'Or, Québec. It is anticipated that the mill will either be sold, optioned or kept on a care and maintenance basis in 2003.

Risk Factors and Governmental Regulation

Copper Price Volatility

The profitability of Aur's operations is and will continue to be primarily dependent upon the price of copper. Copper (and other) metal prices have historically been subject to dramatic fluctuations and are affected by numerous factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the U.S. dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. The volatility of copper prices is illustrated in the following table which sets forth the average of the daily cash settlement prices on the LME of copper (per lb.) for 1980, 1985, 1990, 1995 and each year thereafter until 2002:

1980	1985	1990	1995	1996	1997	1998	1999	2000	2001	2002
$0.99	$0.64	$1.21	$1.33	$1.06	$1.03	$0.75	$0.71	$0.82	$0.72	$0.71

The cash settlement price of copper on the LME was $0.78/lb. on February 28, 2003.

Development and Mining Risks

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated time schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods, earthquakes and other hazards involved in development work and/or mining operations may also adversely affect operations. Operations in Chile may also be affected by weather conditions and variances in heap leaching rates and recoveries. The dump leach facility at the Quebrada Blanca mine began operation in January 2003 and, therefore, until such time as this facility demonstrates expected operating performance, there remains a risk that there will be a shortfall in budgeted copper production in 2003 and thereafter unless alternative means of increasing copper production can be initiated.

Nature of Mineral Exploration and Development

The exploration for and development of mineral properties includes significant financial risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to construct mining and processing facilities at a site, to develop metallurgical processes and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land

tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Aur not receiving an adequate return on invested capital. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that Aur's current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Mineral Reserves, Resources and Metallurgy

Although Aur believes the reserve and resource figures calculated for its Louvicourt, QB and Andacollo mines are accurate and believes that the methods used to estimate such reserves are appropriate, such figures are only estimates. Reserve estimates are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Should the mineralization and/or the configuration of a deposit ultimately turn out to be significantly different from those currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the volume and grade of the reserves mined and rates of production and consequently could adversely affect the profitability of the mining operations. Further, a decline in the market price of copper or other metals may render reserves containing relatively lower grades of mineralization uneconomic. In addition, actual copper recoveries may vary from estimated recoveries in a way which could adversely affect operations. Moreover, short term operating factors relating to the ore reserves, such as the need for orderly development of the orebody and/or the processing of new or different ore grades, may cause the mine operations to be unprofitable in any particular period.

Competition for Properties

Because mines have limited lives based on mineral reserves, Aur is therefore continually seeking to replace and expand its reserves. Aur encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing copper, zinc, gold, silver and other minerals. As a result of this competition, Aur may be unable to acquire attractive mining properties on terms it considers acceptable.

Outstanding Financial Obligations

Aur had $125 million of senior unsecured notes (the "Notes") outstanding as at March 10, 2003, repayable in four equal annual installments of $31,250,000 commencing March 11, 2007. The terms of the Notes place certain limitations on Aur's ability to, among other things, incur additional indebtedness and/or carry out substantial asset sales and also require Aur to maintain a specified level of net worth and maintain certain debt service and interest coverage ratios. The ability of Aur to comply with such covenants will principally depend on future copper prices (see "Copper Price Volatility" above), which are beyond Aur's control, and the future operating performance of Aur's mines. In addition, Aur is, by December 31, 2003, required to pay Teck $35 million in respect of Aur's acquisition in November 2000 of Teck's interests in the QB mine, such payment to be made either in cash or by way of the issuance of shares of Aur to Teck. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Governmental Regulation

The mineral industry in North America, South America and elsewhere operates under the sphere of federal, provincial, state, regional and municipal legislation governing exploration, development and mining activities. Such legislation typically relates to the method of acquisition of and the system of tenure for mineral rights, labour, health, safety and environmental standards, royalties, mining and income taxes and other matters.

Aur's operations may also be affected to varying degrees by government regulations in the various jurisdictions within which it operates including such matters as restrictions on production, price controls, export controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed.

In addition, the development and operation of a mine typically entails compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Failure to comply with this legislation and/or any permits and authorizations issued thereunder may lead to issuance of orders and/or notices interrupting or curtailing operations or requiring the installation of additional equipment and/or the taking of preventative or remedial action.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial data with respect to Aur on a consolidated basis for the years indicated. The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of Aur and notes thereto. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information in respect of the data in the following table:

	Year Ended Dec. 31,		
	2002	2001	2000
	(in $000's except per share amounts)		
Revenues	195,622	215,848	89,493
Assets	452,245	471,674	465,967
Long-Term Debt	102,162	137,797	183,186
Net Earnings (Loss)	10,058	21,426	(13,963)
Basic Earnings (Loss) per common share	0.10	0.22	(0.18)
Diluted Earnings (Loss) per common share	0.08	0.19	(0.18)

Aur paid a dividend of Cdn$0.05 per common share on each of June 30, 1999 and June 30, 1998, such dividends being the only dividends paid by Aur since its incorporation. In order to maximize its cash balances and therefore minimize the need to raise capital to finance the acquisition of its QB mine interests in 2000, Aur did not pay any dividends in 2000 or, in order to maximize its ability to repay debt and/or

maximize its working capital, in 2001 or in 2002. It is not envisaged that Aur will pay any dividends in 2003 and, subsequent to 2003, it is envisaged that annual dividends will be recommenced in such amounts and at such time as Aur's financial resources, level of indebtedness and/or other factors warrant such recommencement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for Aur's last two fiscal years, which is contained in Aur's 2002 Annual Report under the heading "Management's Discussion and Analysis", is incorporated herein by reference.

DIRECTORS AND OFFICERS

The directors and officers of Aur are as follows:

Name and Municipality of Residence	Current Position with Aur	Principal Occupation for Past Five Years	Director Since
Jorge Carey Santiago, Chile	Director	Barrister and Solicitor, Senior Partner and Chairman of Carey y Cia, attornies	2002
James W. Gill Toronto, Ontario	President, Chief Executive Officer & Director	President and Chief Executive Officer of Aur	1981
Norman B. Keevil Vancouver, British Columbia	Director	Chairman of the Board of Teck, a mining company, since July, 2001 and, prior thereto, President and/or Chief Executive Officer of Teck	1992
William J.A. Kennedy Grafton, Ontario	Director	Consultant	1984
Martin Claude Lepage St. Lambert, Québec	Director and Chairman of the Board	Barrister and Solicitor, Partner of Stikeman Elliott, Barristers and Solicitors	1985
Peter N. McCarter Toronto, Ontario	Vice-President, Secretary & Director	Vice-President and Secretary of Aur	1985
William J. Robertson Calgary, Alberta	Director	Retired Executive since December, 2000; prior thereto, Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company	1992
Howard R. Stockford Toronto, Ontario	Executive Vice-President & Director	Executive Vice-President of Aur	1984
Ronald P. Gagel Mississauga, Ontario	Vice-President and Chief Financial Officer	Vice-President and Chief Financial Officer of Aur since February, 1999; prior thereto, Vice-President, Finance of Aur	n/a
Kathryn J. Noble	Assistant Secretary	Assistant Secretary of Aur	n/a

Each director is elected to hold office until the next annual meeting of shareholders of Aur or until his successor is elected or appointed.

The percentage of common shares of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Aur as a group was 1.9% as at December 31, 2002.

Committees of Aur's board of directors consist of the audit committee, the compensation committee and the corporate governance and nominating committee. The members of each of such committees are Messrs. Kennedy, Lepage and Robertson. Additional information with respect to such committees is contained in the Management Information Circular of Aur dated March 11, 2003.

STOCK EXCHANGE LISTING

The common shares of Aur are listed for trading on the Toronto Stock Exchange.

ADDITIONAL INFORMATION

Aur will provide, upon request to its Secretary, at Suite #2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:
  (i) one copy of this Annual Information Form;
  (ii) one copy of its comparative consolidated financial statements for its year ended December 31, 2002 and auditors' report thereon;
  (iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 2002;
  (iv) one copy of its Management Information Circular dated March 11, 2003 in respect of its 2003 annual meeting of shareholders; and
  (v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a) (i), (ii), (iii) and (iv) above.

Additional information, including details as to directors' and officers' remuneration, principal holders of Aur shares, options to purchase Aur shares and certain other matters is contained in the Management Information Circular of Aur dated March 11 2003. Additional financial information is provided in Aur's comparative consolidated financial statements for its year ended December 31, 2002.

Copies of Aur's above and other disclosure documents may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

EXEMPTION #- 82-4624

RESOURCES INC.

03 DEC ... 7:21

REPORT TO SHAREHOLDERS – THIRD QUARTER 2003

AUR RESOURCES INC. REPORTS CASH FLOW FROM OPERATING ACTIVITIES OF $11.2 MILLION, NET EARNINGS OF $2.8 MILLION IN THE 3RD QUARTER OF 2003 AND A RESERVE INCREASE AT QUEBRADA BLANCA

(All dollar amounts are expressed in United States currency)

Highlights for the Quarter

Aur Resources Inc. had revenues of $50.7 million, net earnings of $2.8 million and cash flow from operating activities of $11.2 million in the third quarter of 2003. Cash and working capital were $58.0 million and $101.1 million, respectively, at September 30, 2003.

Copper production and cash operating costs per pound of copper sold from the Louvicourt, Andacollo and Quebrada Blanca mines were on budget at 58.7 million pounds and $0.49, respectively, in the third quarter of 2003.

At the Quebrada Blanca mine an updated reserve and resource calculation, incorporating the results of drilling carried out to December 31, 2002, increased the proven and probable reserves by 62 million tonnes to 206.2 million tonnes at a grade of 0.77% Cu and increased the measured and indicated resources (including the reserves) by 67 million tonnes to 241.9 million tonnes at a grade of 0.74% Cu. An updated mine plan incorporating these new reserves and resources has been prepared, which is expected to result in life of mine copper production increasing by approximately 200 million pounds and production being extended for at least two years to 2015.

Financial Highlights

Revenues were $50.7 million in the third quarter of 2003 compared to $46.3 million for the same period in 2002. Aur's net earnings were $2.8 million, equal to $0.03 per share for the quarter, compared to net earnings of $2.9 million or $0.03 per share for the same quarter last year. Cash flow from operating activities was $11.2 million, equal to $0.12 per share, compared to $16.2 million or $0.18 per share in the third quarter of 2002. Cash flow from operating activities for this year's quarter was lower than last year's quarter as a result of the $6.5 million net change in non-cash working capital items between the two periods. Aur's cash position at September 30, 2003 was $58.0 million, an increase of $10.8 million from June 30, 2003, and working capital increased $13.6 million to $101.1 million.

Revenues for the nine month period ending September 30, 2003 were $154.2 million compared to $141.3 million for the same period in 2002. After a $4.3 million one-time, non-cash charge to earnings for the unamortized capitalized financing costs associated with Aur's bank loan that was fully repaid in March 2003, Aur's net earnings were $3.5 million, equal to $0.03 per share

for the period, compared to $8.1 million or $0.08 per share, in 2002. Cash flow from operating activities was $38.5 million, equal to $0.41 per share for the nine months ended September 30, 2003, compared to $42.3 million or $0.46 per share in 2002. After the repayment of the $35.0 million Teck Cominco Limited convertible debenture in June 2003, Aur's cash position at September 30, 2003 increased $0.1 million from December 31, 2002, and working capital increased by $37.1 million.

Aur's forward sale of 4.2 million pounds of copper at $0.83 per pound generated $0.1 million of revenue for the Company in the third quarter. Aur realized an average of $0.82 per pound of copper sold, compared to the LME average price for the quarter of $0.80 per pound. In 2002, revenues from the forward sale of 26.5 million pounds of copper at $0.83 per pound totalled $3.8 million and assisted Aur in realizing an average of $0.78 per pound of copper sold. For the year-to-date, revenues from the forward sales of 45.8 million pounds of copper at $0.83 per pound totalled $3.5 million and assisted Aur in realizing an average of $0.80 per pound of copper sold, compared to the year-to-date LME average of $0.76 per pound. Aur realized an average of $0.78 per pound in 2002.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the third quarter of 2003 was 58.7 million pounds of copper, 4.3 million pounds of zinc, 60,000 ounces of silver and 1,200 ounces of gold, compared to 55.9 million pounds of copper, 4.0 million pounds of zinc, 53,000 ounces of silver and 1,900 ounces of gold in the third quarter of 2002. Minesite revenues were $50.5 million and mine cash operating costs were $31.2 million in the third quarter of 2003, compared to $42.5 million and $29.3 million, respectively, for the same period in 2002. Operating revenues in 2003 were higher than in 2002 due to higher metal sales and prices. Operating revenues were $0.7 million better than budget for the quarter. Aur's cash operating cost per pound of copper sold, net of by-product credits of $0.04 per pound, was on budget at $0.49 for the quarter, and was $0.01 per pound higher than in the third quarter of 2002. Mine cash operating costs were $2.0 million higher than for the same period in 2002 due to higher production and sales volumes in the third quarter of 2003. Cash flow from mining operations, before net investments in capital assets at the minesites of $0.6 million, was $16.2 million in the third quarter of 2003, compared to $9.1 million and $15.4 million, respectively, for the same period last year.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the nine months ended September 30, 2003 was 182.9 million pounds of copper, 10.4 million pounds of zinc, 170,000 ounces of silver and 4,600 ounces of gold, compared to 176.0 million pounds of copper, 10.3 million pounds of zinc, 160,000 ounces of silver and 6,200 ounces of gold in the nine months ended September 30, 2002. Minesite revenues were $150.7 million and mine cash operating costs were $95.5 million for the year-to-date compared to $131.6 million and $87.8 million, respectively, in 2002. Operating revenues, excluding those from Aur's copper forward sales, were $0.8 million below budget primarily as a result of lower realized copper prices. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.01 better than budget at $0.49 for the nine months ended September 30, 2003 and was $0.01 higher than the year-to-date in 2002. Cash flow from mining operations for the nine months ended September 30, 2003, before net investments in capital assets at the mine sites of $1.6 million, was $44.6 million, compared to $40.3 million last year.

Louvicourt Mine

The Louvicourt Mine produced 15.7 million pounds of copper and 14.5 million pounds of zinc from 283,675 tonnes of ore milled during the third quarter of 2003. Mill throughput was 94,762 tonnes lower, copper production was 7.6 million pounds lower and zinc production was 1.2 million pounds higher than in the third quarter of last year. Mill throughput at Louvicourt has declined due to the planned reduction in mine production in the third quarter as the mine enters its last two years of operations. Copper and zinc production were 3.3 million pounds lower and 7.0 million pounds higher, respectively, than budgeted for the third quarter, principally due to variances in head grades resulting from mine stope sequencing.

Aur's share of Louvicourt's revenues was $6.3 million in the third quarter of 2003, compared to $6.8 million in 2002. The lower revenue was principally due to lower copper production and sales, partially offset by higher zinc production and sales. Cash operating costs for the quarter, net of by-product credits, were $0.06 lower than budgeted at $0.44 per pound of copper sold due to lower smelting and refining costs and lower production costs. Mine site operating costs were $0.89 per tonne under budget at $28.70 per tonne milled, and were $4.15 per tonne higher than in 2002. Aur's cash flow from operating activities at Louvicourt was $1.9 million in the third quarter of 2003, compared to $3.5 million in 2002. There were no capital expenditures in either the third quarter of this year or last year.

Louvicourt produced 65.1 million pounds of copper and 34.5 million pounds of zinc from 967,821 tonnes of ore milled during the nine months ended September 30, 2003 compared to 73.1 million pounds of copper and 34.5 million pounds of zinc from 1,120,668 tonnes of ore milled during the nine months ended September 30, 2002. Mill throughput was 152,847 tonnes lower while copper production was 8.0 million pounds lower and zinc production was approximately the same as last year. Copper production for the year-to-date was on budget and zinc production was 7.4 million pounds higher than budgeted, due to higher zinc head grades.

Aur's share of Louvicourt's revenues was $21.4 million for the nine months ended September 30, 2003, compared to $22.1 million in 2002. Cash operating costs per pound of copper sold, net of by-product credits, for the year-to-date were $0.04 lower than budget and $0.02 lower than in 2002 at $0.44 per pound of copper sold. Aur's cash flow from operating activities at Louvicourt was $7.7 million for the year-to-date 2003, compared to $7.1 million in 2002. There were no capital expenditures for the year-to-date in either 2003 or 2002.

Production in 2003 is expected to be approximately two million pounds higher than budget at 85 million pounds of copper and two million pounds higher than budget for zinc at 39 million pounds. Cash operating costs are expected to be $0.01 better than budgeted at $0.48 per pound of copper sold, net of by-product credits, for the full year 2003. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

Andacollo Mine

The Andacollo Mine produced 9.6 million pounds of LME Grade A cathode copper during the third quarter of 2003, 1.7 million pounds lower than budgeted due to lower recovery rates related to double lift leaching, a procedure which was discontinued in September 2003.

Production is forecast to be as originally budgeted in the fourth quarter. A total of 4.1 million tonnes of rock, of which 0.8 million tonnes was ore, was mined at a strip ratio of 4.1:1. The Andacollo Mine produced 11.5 million pounds of cathode copper during the third quarter of 2002. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.2:1 in the third quarter of 2002.

Andacollo's revenues of $7.9 million, generated from the sale of 9.7 million pounds of copper in the third quarter of 2003, were $0.6 million lower than the revenues of $8.5 million in 2002 as a result of lower copper production and sales. Cash operating costs were $4.8 million, $1.0 million lower than budgeted as a result of lower than planned copper production and sales, and were $0.4 million higher than the $5.3 million in 2002. The cash operating costs in the third quarter of 2003 were $0.50 per pound of copper sold, $0.01 per pound lower than budgeted, compared to $0.45 for the same period in 2002. The higher cost per pound in 2003 compared to 2002 is due to lower copper production in this year's quarter. Cash flow from operating activities was $2.2 million in the third quarter of 2003, compared to $2.7 million in 2002. Capital expenditures were $0.4 million in the third quarter compared to $0.6 million in 2002.

Andacollo produced 34.6 million pounds of high quality cathode copper during the nine months ended September 30, 2003. A total of 12.3 million tonnes of rock, of which 2.7 million tonnes was ore, was mined at a strip ratio of 3.6:1. Andacollo produced 36.3 million pounds of copper for the same period in 2002. A total of 12.4 million tonnes of rock, of which 2.9 million tonnes was ore, was mined at a strip ratio of 3.3:1 in 2002.

Andacollo's revenues were $27.7 million for the nine months ended September 30, 2003 compared to $26.1 million in 2002 as a result of higher copper prices this year. Cash operating costs were essentially as budgeted at $18.5 million or $0.52 per pound of copper sold, compared to $0.48 per pound last year. Cash flow from operating activities was $9.6 million, compared to $9.0 million for the same nine month period in 2002. Capital expenditures were $1.3 million for the year-to-date, primarily for major overhauls of mining trucks and lead anode replacement, compared to $1.4 million in 2002, and included $0.3 million of the two year, $2.5 million heap leach pad expansion in progress at Andacollo in order to extend copper production until at least 2009. Capital expenditures in 2003 are expected to be $1.3 million higher than the original budget of $1.2 million due to the expansion of the heap leach pad.

The Andacollo Mine continues to be a high quality cathode copper producer and is expected to meet its budgeted copper production of 46 million pounds in 2003.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 44.4 million pounds of LME Grade A cathode copper in the third quarter of 2003, 2.2 million pounds higher than budgeted, compared to 37.4 million pounds in 2002. A total of 9.5 million tonnes of rock, of which 3.7 million tonnes was ore, was mined at a strip ratio of 1.5:1 in the third quarter of 2003, compared to 7.1 million tonnes of rock, of which 2.7 million tonnes was ore, and a strip ratio of 1.7:1 for the third quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 44.8 million pounds of copper, were $36.3 million in the third quarter of 2003, approximately $1.9 million higher than budget, due principally to higher copper production and sales and higher copper prices. Operating revenues

of $27.3 million, generated from the sale of 38.0 million pounds of copper, were $9.1 million lower in the third quarter of 2002 compared to 2003, due to lower production and sales of cathode copper and lower copper prices in 2002. Cash operating costs of $0.49 per pound of copper sold in the quarter were $1.5 million higher than budget at $22.0 million due to higher production and sales. Cash flow from operating activities was $13.0 million in the third quarter of 2003 compared to $9.3 million in 2002.

Quebrada Blanca produced 128.8 million pounds of LME Grade A copper in the nine months ended September 30, 2003, 2.6 million pounds more than budgeted. A total of 25.9 million tonnes of rock, of which 9.8 million tonnes was ore, was mined at a strip ratio of 1.6:1 in this year. A total of 23.0 million tonnes of rock, of which 7.9 million tonnes was ore, was mined at a strip ratio of 1.9:1 in 2002.

Quebrada Blanca's revenues were $101.6 million for the nine months ended September 30, 2003, approximately $1.3 million below budget due to lower than budgeted copper prices. Revenues of $83.4 million for the nine months ended September 30, 2002 were $18.2 million lower than in 2003 due to higher copper production and sales and higher copper prices this year. Cash operating costs were $62.2 million, or $0.48 per pound of copper sold, $0.01 per pound below budget for the year-to-date, compared to $54.2 million, or $0.47 per pound of copper sold, in 2002. Cash flow from operating activities for the nine months ended September 30, 2003 was $29.9 million, compared to $25.6 million in 2002.

Capital expenditures were below budget at $0.4 million for the third quarter of 2003, compared to $8.5 million in 2002. Capital expenditures for the nine months ended September 30, 2003 totalled $1.1 million, compared to $16.4 million in 2002. Capital expenditures in 2002 were incurred principally on the dump leach and power grid projects, which were completed in 2002.

Reserves and resources at Quebrada Blanca have been updated incorporating the results of drilling carried out to December 31, 2002. The updated reserves and resources are as at December 31, 2002 and do not account for mining carried out in 2003. The updated proven and probable reserves have increased 62 million tonnes to 206.2 million tonnes at a grade of 0.77% Cu (0.59% soluble Cu) and the measured and indicated resources (including the reserves) have increased by 67 million tonnes to 241.9 million tonnes at a grade of 0.74% Cu (0.56% soluble Cu). An updated mine plan incorporating these new reserves and resources has been prepared, which is expected to result in life of mine copper production increasing by 200 million pounds and production being extended for at least an additional two years to 2015. Drilling at the mine is ongoing and the results of the 2003 program will be reported when a new reserve and resource calculation is completed in the second half of 2004.

In 2003, Quebrada Blanca is expected to produce approximately 174 million pounds of copper, four million pounds more than originally budgeted, at the originally budgeted cost of $0.48 per pound of copper sold. Capital expenditures are expected to total $3.0 million, as budgeted, in 2003.

Other Financial Information

Exploration expenses were essentially as budgeted at $0.6 million and $2.2 million in the third quarter and year-to-date 2003, respectively, compared to $0.8 million and $2.7 million,

respectively, in 2002. Aur has entered into a sale agreement with Foran Mining Corporation, whereunder Aur has agreed to sell its mineral exploration properties in Manitoba and Saskatchewan to Foran for 1.2 million common shares of Foran. Thundermin Resources Inc. has indicated its intention to exercise its right of first refusal to acquire the RLM property in Saskatchewan which forms part of the transaction. As a consequence, Aur expects to receive 900,000 common shares of Foran and common shares of Thundermin valued at approximately CDN$120,000. Aur will retain certain back-in rights on the properties. The sale agreement is expected to close in the fourth quarter of 2003. The evaluation of new acquisition opportunities in North, Central and South America continues. In 2003, exploration expenses are expected to be as budgeted at $3.7 million.

Administration expenses were as budgeted at $1.6 million and $4.1 million in the third quarter and year-to-date 2003, respectively, compared to $1.1 million and $3.8 million, respectively, in 2002. In 2003, administration expenses are expected to be $0.5 million higher than the original $5.1 million budget.

Depreciation and amortization expenses were lower than budgeted at $9.0 million and $29.5 million in the third quarter and year-to-date 2003, respectively, compared to $9.8 million and $30.1 million, respectively, in 2002. In 2003, depreciation and amortization expenses are expected to be approximately $4.0 million less than the original $43.5 million budget as result of the increase in reserves at Quebrada Blanca.

Non-cash mine closure and site-restoration expenses were $1.1 million and $3.1 million in the third quarter and year-to-date 2003, respectively, compared to $0.3 million and $1.3 million, respectively, in 2002. In 2003, non-cash mine closure and site restoration costs are expected to be $1.1 million higher than the original $3.0 million budget. Aur will be completing updated mine closure plans by the end of 2003, and will adopt the new Asset Retirement Obligation requirement of the Canadian Institute of Chartered Accountants effective for the year ended December 31, 2003.

Interest expense on Aur's long-term debt were as budgeted at $2.0 million and $5.5 million in the third quarter and year-to-date 2003, respectively, compared to $1.3 million and $4.3 million, respectively, in 2002. The principal reason for the higher interest expense was the 6.75% fixed interest rate on the senior notes issued in March 2003, compared to the lower Libor denominated floating interest rates on Aur's bank loan in 2002, which loan was repaid from the proceeds of the senior notes. In 2003, interest expense on long-term debt is expected to total $7.6 million.

Provision for taxes totalled $1.5 million and $3.5 million in the third quarter and year-to-date 2003, respectively, compared to $0.4 million and $1.2 million, respectively, in 2002. Cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totalled $0.1 million and $0.6 million for the quarter and year-to-date 2003, respectively, while non-cash future taxes totalled $0.7 million and $2.8 million, respectively. Cash taxes in the third quarter and year-to-date 2002 totalled $0.5 million and $1.0 million, respectively. The provision for taxes is expected to be as budgeted at $1.0 million for cash taxes and $2.0 million higher than budgeted at $4.6 million for future taxes in 2003.

Non-cash minority interest expense related to Aur's partners at the Andacollo and Quebrada Blanca mines totalled $0.8 million and $1.8 million, respectively, in the third quarter and year-to-

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date 2003, compared to $0.4 million and $1.1 million, respectively, in 2002. Non-cash minority interest expense is expected to be as budgeted at $3.5 million in 2003.

Investments in capital assets totalled $1.4 million in the third quarter and were $3.8 million year-to-date 2003, compared to $9.4 million and $22.0 million, respectively, in 2002. The reduction in capital expenditures in 2003 compared to 2002 is due to the completion in 2002 of the major capital expenditure program at the Quebrada Blanca Mine and the acquisition of the Duck Pond property in March 2002. Aur expects that, due to the expansion of the Andacollo heap leach pad, capital expenditures in 2003 will be $1.3 million higher than the original $5.2 million budget. The capital budget does not include capital expenditures that will be incurred should the development of the Duck Pond mine commence in 2003 following the ongoing optimization of the Duck Pond feasibility study expected to be completed in the fourth quarter of 2003.

Mine equipment under capital lease at Quebrada Blanca increased $2.3 million at September 30, 2003 as a result of the acquisition of a new loader and a drill. In addition, the last remaining trucks from the replaced haulage fleet was disposed of with year-to-date proceeds totalling $0.8 million.

The annual $2.3 million payment to a Chilean government entity in partial satisfaction of the purchase of Quebrada Blanca was made on June 30th of both 2003 and 2002. The final payment of $2.3 million is due on June 30, 2004.

On June 30, 2003, Aur repaid the $35.0 million convertible debenture owed to Teck Cominco Limited with cash. The repayment eliminated the liability and equity portions of the convertible debenture, resulting in a $33.5 million reduction in shareholders' equity, and will, in the second half of 2003, reduce interest expense by $0.1 million, eliminate the accretion of the equity portion in shareholders' equity of $1.4 million and eliminate the cash interest payment to Teck Cominco Limited of $1.5 million that would otherwise have been incurred pursuant to the debenture.

On March 10, 2003, Aur issued $125 million of 6.75% senior unsecured notes, repayable in four equal annual installments commencing in March 2007. The net proceeds were used primarily to repay Aur's existing bank loan at that time. The $1.7 million of financing costs associated with the senior notes were deferred and included in other assets and will be amortized over the life of the senior notes.

For the balance of 2003, Aur has sold forward and holds matching call options for 4.2 million pounds of copper at a price of $0.83 per pound. Aur has also sold forward and holds matching call options for 50 million pounds of copper at a price of $0.83 per pound for 2004. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 4.2 million pounds of remaining copper production in 2003 and 50.0 million pounds of copper production in 2004.

Aur uses the intrinsic method of accounting for stock-based compensation. During the third quarter of 2003, 565,000 shares were issued for stock options exercised for a total proceeds of $1.2 million. For the year-to-date, 1,013,000 shares were issued for stock options exercised for a total proceeds of $2.2 million. Had stock-based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-

based compensation, the expense for the three months and year-to-date ended September 30, 2003 would have totalled $0.1 million and $0.2 million, respectively, and, based upon options granted during the period January 1, 2002 to date, the fair value of stock-based compensation expense for the entire 2003 year would total $0.3 million.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2002 Annual Report and/or in Aur's Annual Information Form dated March 11, 2003 and filed with Canadian securities regulatory authorities. Such forward-looking statements include statements regarding financial results and expectations for 2003 and include estimates and/or assumptions in respect of copper production, copper prices and operating costs. There can be no assurance that such statements or assumptions will prove to be accurate as actual results and future events can differ materially.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended September 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	283,675	853,924	1,774,418	n/a
Grade				
Copper (%)	2.59	0.87	1.14	n/a
Soluble copper (%)	n/a	0.82	1.01	n/a
Zinc (%)	2.71	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	1.19	-	-	n/a
Copper (pounds)				
Produced	4,714,000	9,647,000	44,357,000	58,718,000
Sold	4,714,000	9,722,000	44,815,000	59,251,000
Less: minority interests	-	(2,916,000)	(4,482,000)	(7,398,000)
Net to Aur	4,714,000	6,806,000	40,333,000	51,853,000
Inventory	-	74,000	1,206,000	1,280,000
Other metals produced and sold				
Zinc (pounds)	4,346,000	-	-	4,346,000
Gold (ounces)	1,200	-	-	1,200
Silver (ounces)	60,000	-	-	60,000
Cost per pound of copper sold	$0.44	$0.50	$0.49	$0.49

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	378,437	963,744	1,813,361	n/a
Grade				
Copper (%)	2.89	0.72	1.54	n/a
Soluble copper (%)	n/a	0.60	1.42	n/a
Zinc (%)	1.88	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.77	-	-	n/a
Copper (pounds)				
Produced	6,991,000	11,511,000	37,373,000	55,875,000
Sold	6,991,000	11,783,000	37,966,000	56,740,000
Less: minority interests	-	(3,535,000)	(3,796,000)	(7,331,000)
Net to Aur	6,991,000	8,248,000	34,170,000	49,409,000
Inventory	-	747,000	4,707,000	5,454,000
Other metals produced and sold				
Zinc (pounds)	3,995,000	-	-	3,995,000
Gold (ounces)	1,900	-	-	1,900
Silver (ounces)	53,000	-	-	53,000
Cost per pound of copper sold	$0.43	$0.45	$0.49	$0.48

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 1,926,043 tonnes (2002–836,912 tonnes) of dump leach ore. The processing of dump leach ore was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $2.3 million (2002–$2.2 million) where applicable.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Nine months ended September 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	967,821	2,623,187	5,384,425	n/a
Grade				
Copper (%)	3.15	0.79	1.28	n/a
Soluble copper (%)	n/a	0.71	1.14	n/a
Zinc (%)	1.91	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.93	-	-	n/a
Copper (pounds)				
Produced	19,544,000	34,629,000	128,765,000	182,938,000
Sold	19,544,000	35,347,000	129,741,000	184,632,000
Less: minority interests	-	(10,604,000)	(12,974,000)	(23,578,000)
Net to Aur	19,544,000	27,743,000	116,767,000	161,054,000
Inventory	-	74,000	1,206,000	1,280,000
Other metals produced and sold				
Zinc (pounds)	10,361,000	-	-	10,361,000
Gold (ounces)	4,600	-	-	4,600
Silver (ounces)	170,000	-	-	170,000
Cost per pound of copper sold	$0.44	$0.52	$0.48	$0.48

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	1,120,668	2,829,042	5,424,341	n/a
Grade				
Copper (%)	3.06	0.76	1.56	n/a
Soluble copper (%)	n/a	0.65	1.44	n/a
Zinc (%)	1.67	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.76	-	-	n/a
Copper (pounds)				
Produced	21,919,000	36,286,000	117,800,000	176,005,000
Sold	21,919,000	35,817,000	114,963,000	172,699,000
Less: minority interests	-	(10,745,000)	(11,496,000)	(22,241,000)
Net to Aur	21,919,000	25,072,000	103,467,000	150,458,000
Inventory	-	747,000	4,707,000	5,454,000
Other metals produced and sold				
Zinc (pounds)	10,337,000	-	-	10,337,000
Gold (ounces)	6,200	-	-	6,200
Silver (ounces)	160,000	-	-	160,000
Cost per pound of copper sold	$0.46	$0.48	$0.47	$0.47

Notes: 1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 4,419,412 tonnes (2002–2,446,875 tonnes) of dump leach ore. The processing of dump leach ore was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $6.2 million (2002–$6.4 million) where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations
(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Operating revenues				
Mining	**50,507**	42,525	**150,663**	131,590
Hedging	**145**	3,776	**3,505**	9,691
	50,652	46,301	**154,168**	141,281
Expenses				
Mining	**31,226**	29,271	**95,548**	87,834
Exploration	**565**	836	**2,248**	2,731
Administration	**1,553**	1,137	**4,098**	3,752
Depreciation and amortization	**8,956**	9,792	**29,508**	30,118
Mine closure and site restoration	**1,116**	277	**3,110**	1,308
Interest on long-term debt	**2,039**	1,331	**5,476**	4,309
Bank financing costs written-off (note 3)	**-**	-	**4,279**	-
Other (note 8)	**101**	(47)	**1,119**	716
	45,556	42,597	**145,386**	130,768
Earnings before taxes and minority interests	**5,096**	3,704	**8,782**	10,513
Income and resource taxes	**(1,466)**	(410)	**(3,478)**	(1,232)
Earnings before minority interests	**3,630**	3,294	**5,304**	9,281
Minority interests	**(803)**	(412)	**(1,797)**	(1,138)
Net earnings for the period	**2,827**	2,882	**3,507**	8,143
Basic earnings per share (note 7(b))	**0.03**	0.03	**0.03**	0.08
Diluted earnings per share (note (7(b))	**0.03**	0.03	**0.03**	0.07

Consolidated Statements of Retained Earnings
(in thousands of United States dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Retained earnings – beginning of period	**31,303**	27,352	**31,267**	22,974
Net earnings for the period	**2,827**	2,882	**3,507**	8,143
Accretion of equity portion of convertible debt	**-**	(441)	**(644)**	(1,324)
Retained earnings – end of period	**34,130**	29,793	**34,130**	29,793

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at September 30 2003 (Unaudited) $	December 31 2002 $
Assets		
Current		
Cash	**57,990**	57,869
Receivables	**9,575**	13,665
Inventories and prepaid expenses (note 2)	**60,354**	55,847
	127,919	127,381
Capital assets	**294,004**	317,233
Net future income and resource taxes	**2,178**	4,983
Other	**3,611**	2,648
	427,712	452,245
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**21,021**	27,191
Current portion of bank loan (note 3)	**-**	32,388
Current portion of obligation under capital lease	**5,775**	3,791
	26,796	63,370
Bank loan (note 3)	**-**	88,144
Senior notes (note 4)	**125,000**	-
Liability portion of convertible debt (note 5)	**-**	1,484
Obligation under capital lease	**12,971**	10,002
Obligation on properties purchased	**631**	2,532
Mine closure and site restoration	**13,646**	10,523
Minority interests	**33,564**	31,767
	185,812	144,452
	212,608	207,822
Shareholders' equity		
Share capital (note 7)	**176,522**	174,333
Equity portion of convertible debt (note 5)	**-**	33,516
Cumulative translation adjustment	**4,452**	5,307
Retained earnings (note 7(d))	**34,130**	31,267
	215,104	244,423
	427,712	452,245

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Operating activities				
Net earnings for the period	**2,827**	2,882	**3,507**	8,143
Non-cash items -				
Depreciation and amortization	**8,956**	9,792	**29,508**	30,118
Future income and resource taxes	**1,282**	(87)	**2,805**	194
Mine closure and site restoration	**1,116**	161	**3,110**	959
Gain on sale of marketable securities	**-**	(8)	**-**	(122)
(Gain) loss on sale of capital assets	**(206)**	-	**(496)**	25
Interest on obligation on property purchased	**48**	59	**553**	708
Bank financing costs written-off	**-**	-	**4,279**	-
Foreign exchange	**-**	80	**-**	(9)
Minority interests	**803**	412	**1,797**	1,138
	14,826	13,291	**45,063**	41,154
Net change in non-cash working capital items (note 9)	**(3,588)**	2,909	**(6,587)**	1,109
	11,238	16,200	**38,476**	42,263
Financing activities				
Senior notes proceeds	**-**	-	**125,000**	-
Senior notes financing costs (note 4)	**-**	-	**(1,749)**	-
Convertible debt repayment (note 5)	**-**	-	**(35,000)**	-
Principal repayment of bank loan	**-**	(1,498)	**(120,532)**	(23,018)
Capital lease principal payments	**(880)**	(59)	**(2,611)**	(1,480)
Common shares issued	**1,232**	104	**2,189**	549
Accretion of equity portion of convertible debt	**-**	(441)	**(644)**	(1,324)
Foreign exchange and other	**169**	168	**5**	83
	521	(1,726)	**(33,342)**	(25,190)
Investing activities				
Capital asset acquisitions	**(871)**	(9,118)	**(2,509)**	(17,853)
Mineral property acquisition and development	**(564)**	(296)	**(1,298)**	(4,186)
Principal payment on property purchased	**-**	-	**(2,250)**	(2,250)
Proceeds on disposal of capital assets	**440**	-	**1,044**	-
Proceeds on sale of marketable securities	**-**	8	**-**	579
	(995)	(9,406)	**(5,013)**	(23,710)
Foreign exchange on cash held in foreign currency	**-**	(80)	**-**	9
Increase (decrease) in cash for the period	**10,764**	4,988	**121**	(6,628)
Cash – beginning of period	**47,226**	62,175	**57,869**	73,791
Cash – end of period	**57,990**	67,163	**57,990**	67,163

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2003 and 2002
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2002. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2002.

2. Inventories and prepaid expenses

	September 30 2003	December 31 2002
	$	$
Cathode copper	**611**	1,479
In-process inventories	**48,994**	44,087
Mine supplies	**10,217**	9,357
Prepaid expenses	**532**	924
	60,354	55,847

3. Bank loan

The bank loan was fully repaid on March 10, 2003 from the proceeds from the issuance of the senior notes (note 4). Aur incurred upon repayment of the bank loan, a one-time non-cash $4,279 charge to earnings for the unamortized capitalized financing costs associated with the original $170,000 bank loan.

4. Senior notes

Aur completed a $125,000 private placement of senior unsecured notes on March 10, 2003, which bear interest at 6.75% and are repayable in four equal annual principal repayments commencing on March 11, 2007. Proceeds from the issuance of the senior notes, net of $1,749 of financing costs, were primarily used to fully repay the balance outstanding of Aur's bank loan (note 3).

5. Convertible debt

The $35,000 convertible debt obligation owed to Teck Cominco Limited, due December 31, 2003, was fully repaid on June 30, 2003 from cash on hand.

Aur RESOURCES INC.

6. Segmented information

(a) Segmented Statements of Operations for the three months ended September 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	6,319	7,852	36,336	-	50,507
Hedging	-	-	-	145	145
	6,319	7,852	36,336	145	50,652
Expenses					
Mining	4,452	4,824	21,950	-	31,226
Exploration	-	-	-	565	565
Administration	-	-	-	1,553	1,553
Depreciation and amortization	720	1,943	6,114	179	8,956
Mine closure and site restoration	39	178	899	-	1,116
Interest on long-term debt	-	-	-	2,039	2,039
Other	(2)	91	21	(9)	101
	5,209	7,036	28,984	4,327	45,556
Earnings (loss) before taxes	1,110	816	7,352	(4,182)	5,096
Income and resource taxes	(582)	(231)	(1,078)	425	(1,466)
Earnings (loss) before minority interests	528	585	6,274	(3,757)	3,630
Minority interests	-	(175)	(628)	-	(803)
Net earnings (loss)	528	410	5,646	(3,757)	2,827

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	6,768	8,498	27,259	-	42,525
Hedging	-	-	-	3,776	3,776
	6,768	8,498	27,259	3,776	46,301
Expenses					
Mining	5,236	5,260	18,775	-	29,271
Exploration	-	-	-	836	836
Administration	-	-	-	1,137	1,137
Depreciation and amortization	1,023	2,210	6,452	107	9,792
Mine closure and site restoration	46	165	66	-	277
Bank loan interest	-	-	-	1,331	1,331
Other	-	146	37	(230)	(47)
	6,305	7,781	25,330	3,181	42,597
Earnings (loss) before taxes	463	717	1,929	595	3,704
Income and resource taxes	(473)	(5)	58	10	(410)
Earnings (loss) before minority interests	(10)	712	1,987	605	3,294
Minority interests	-	(213)	(199)	-	(412)
Net earnings (loss)	(10)	499	1,788	605	2,882

(b) Segmented Statements of Operations for the nine months ended September 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	21,428	27,665	101,570	-	150,663
Hedging	-	-	-	3,505	3,505
	21,428	27,665	101,570	3,505	154,168
Expenses					
Mining	14,847	18,462	62,239	-	95,548
Exploration	-	-	-	2,248	2,248
Administration	-	-	-	4,098	4,098
Depreciation and amortization	2,451	6,886	19,298	873	29,508
Mine closure and site restoration	127	527	2,456	-	3,110
Interest on long-term debt	-	-	-	5,476	5,476
Bank financing costs written-off	-	-	-	4,279	4,279
Other	-	248	166	705	1,119
	17,425	26,123	84,159	17,679	145,386
Earnings (loss) before taxes	4,003	1,542	17,411	(14,174)	8,782
Income and resource taxes	(2,081)	(611)	(2,236)	1,450	(3,478)
Earnings (loss) before minority interests	1,922	931	15,175	(12,724)	5,304
Minority interests	-	(279)	(1,518)	-	(1,797)
Net earnings (loss)	1,922	652	13,657	(12,724)	3,507

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	22,093	26,143	83,354	-	131,590
Hedging	-	-	-	9,691	9,691
	22,093	26,143	83,354	9,691	141,281
Expenses					
Mining	16,402	17,249	54,183	-	87,834
Exploration	-	-	-	2,731	2,731
Administration	-	-	-	3,752	3,752
Depreciation and amortization	3,028	6,970	19,769	351	30,118
Mine closure and site restoration	135	523	650	-	1,308
Bank loan interest	-	-	-	4,309	4,309
Other	-	415	22	279	716
	19,565	25,157	74,624	11,422	130,768
Earnings (loss) before taxes	2,528	986	8,730	(1,731)	10,513
Income and resource taxes	(1,865)	(15)	(259)	907	(1,232)
Earnings (loss) before minority interests	663	971	8,471	(824)	9,281
Minority interests	-	(291)	(847)	-	(1,138)
Net earnings (loss)	663	680	7,624	(824)	8,143

(c) Segmented Balance Sheets as at

September 30, 2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	537	2,338	20,211	34,904	57,990
Receivables	5,252	702	3,504	117	9,575
Inventories and prepaid expenses	528	7,144	52,420	262	60,354
	6,317	10,184	76,135	35,283	127,919
Capital assets	2,930	40,924	243,903	6,247	294,004
Net future income and resource taxes	-	3,723	(4,932)	3,387	2,178
Other	-	-	610	3,001	3,611
	9,247	54,831	315,716	47,918	427,712
Liabilities					
Current					
Accounts payable and accrued liabilities	1,318	2,446	10,764	6,493	21,021
Current portion of obligation under capital lease	-	2,502	3,273	-	5,775
	1,318	4,948	14,037	6,493	26,796
Senior notes	-	-	-	125,000	125,000
Obligation under capital lease	-	1,695	11,276	-	12,971
Obligation on properties purchased	-	-	-	631	631
Mine closure and site restoration	1,376	2,275	9,356	639	13,646
Minority interests	-	13,819	19,745	-	33,564
	2,694	22,737	54,414	132,763	212,608

December 31, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	406	998	12,579	43,886	57,869
Receivables	7,042	344	4,888	1,391	13,665
Inventories and prepaid expenses	591	8,096	47,010	150	55,847
	8,039	9,438	64,477	45,427	127,381
Capital assets	5,615	47,383	259,268	4,967	317,233
Net future income and resource taxes	-	4,334	(2,738)	3,387	4,983
Other	-	-	681	1,967	2,648
	13,654	61,155	321,688	55,748	452,245
Liabilities					
Current					
Accounts payable and accrued liabilities	1,521	2,376	15,460	7,834	27,191
Current portion of bank loan	-	-	-	32,388	32,388
Current portion of obligation under capital lease	-	2,402	1,389	-	3,791
	1,521	4,778	16,849	40,222	63,370
Bank loan	-	-	-	88,144	88,144
Liability portion of convertible debt	-	-	-	1,484	1,484
Obligation under capital lease	-	2,971	7,031	-	10,002
Obligation on properties purchased	-	-	-	2,532	2,532
Mine closure and site restoration	1,070	1,637	7,270	546	10,523
Minority interests	-	13,539	18,228	-	31,767
	2,591	22,925	49,378	132,928	207,822

Aur RESOURCES INC.

(d) Segmented Statements of Cash Flow for the three months ended September 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	528	410	5,646	(3,757)	2,827
Non-cash items	1,177	2,527	8,491	(196)	11,999
	1,705	2,937	14,137	(3,953)	14,826
Net change in non-cash working capital items	200	(766)	(1,126)	(1,896)	(3,588)
	1,905	2,171	13,011	(5,849)	11,238
Financing activities					
Capital lease principal payments	-	-	(880)	-	(880)
Common shares issued	-	-	-	1,232	1,232
Foreign exchange and other	-	-	-	169	169
	-	-	(880)	1,401	521
Investing activities					
Capital asset acquisitions	-	(447)	(427)	3	(871)
Mineral property acquisition and development	-	-	-	(564)	(564)
Proceeds on disposal of capital assets	31	-	200	209	440
	31	(447)	(227)	(352)	(995)
Intersegment funding (distributions)	(1,910)	(1,847)	(325)	4,082	-
Increase (decrease) in cash for the period	26	(123)	11,579	(718)	10,764
Cash – beginning of period	511	2,461	8,632	35,622	47,226
Cash – end of period	537	2,338	20,211	34,904	57,990

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	(10)	499	1,788	605	2,882
Non-cash items	1,353	2,482	6,692	(118)	10,409
	1,343	2,981	8,480	487	13,291
Net change in non-cash working capital items	2,194	(318)	772	261	2,909
	3,537	2,663	9,252	748	16,200
Financing activities					
Principal repayment of bank loan	-	-	-	(1,498)	(1,498)
Capital lease principal payments	-	-	(59)	-	(59)
Common shares issued	-	-	-	104	104
Accretion of equity portion of convertible debt	-	-	-	(441)	(441)
Foreign exchange and other	-	-	-	168	168
	-	-	(59)	(1,667)	(1,726)
Investing activities					
Capital asset acquisitions	-	(592)	(8,516)	(10)	(9,118)
Principal payment on property purchased	-	-	-	(296)	(296)
Other	-	-	-	8	8
	-	(592)	(8,516)	(298)	(9,406)
Foreign exchange on cash held in foreign currency	-	-	-	(80)	(80)
Intersegment funding (distributions)	(3,527)	(2,128)	(470)	6,125	-
Increase (decrease) in cash for the period	10	(57)	207	4,828	4,988
Cash – beginning of period	494	2,457	21,215	38,009	62,175
Cash – end of period	504	2,400	21,422	42,837	67,163

(e) Segmented Statements of Cash Flow for the nine months ended September 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,922	652	13,657	(12,724)	3,507
Non-cash items	4,093	8,303	24,974	4,186	41,556
	6,015	8,955	38,631	(8,538)	45,063
Net change in non-cash working capital items	1,650	664	(8,721)	(180)	(6,587)
	7,665	9,619	29,910	(8,718)	38,476
Financing activities					
Senior notes proceeds	-	-	-	125,000	125,000
Senior notes financing costs	-	-	-	(1,749)	(1,749)
Convertible debt repayment	-	-	-	(35,000)	(35,000)
Principal repayment of bank loan	-	-	-	(120,532)	(120,532)
Capital lease principal payments	-	(1,177)	(1,434)	-	(2,611)
Common shares issued	-	-	-	2,189	2,189
Accretion of equity portion of convertible debt	-	-	-	(644)	(644)
Foreign exchange and other	-	-	-	5	5
	-	(1,177)	(1,434)	(30,731)	(33,342)
Investing activities					
Capital asset acquisitions	-	(1,331)	(1,110)	(68)	(2,509)
Mineral property acquisition and development	-	-	-	(1,298)	(1,298)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Proceeds on disposal of capital assets	34	-	800	210	1,044
	34	(1,331)	(310)	(3,406)	(5,013)
Intersegment funding (distributions)	(7,568)	(5,771)	(20,534)	33,873	-
Increase (decrease) in cash for the period	131	1,340	7,632	(8,982)	121
Cash – beginning of period	406	998	12,579	43,886	57,869
Cash – end of period	537	2,338	20,211	34,904	57,990

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	663	680	7,624	(824)	8,143
Non-cash items	4,445	7,630	21,287	(351)	33,011
	5,108	8,310	28,911	(1,175)	41,154
Net change in non-cash working capital items	2,010	697	(3,271)	1,673	1,109
	7,118	9,007	25,640	498	42,263
Financing activities					
Principal repayment of bank loan	-	-	-	(23,018)	(23,018)
Capital lease principal payments	-	(1,177)	(303)	-	(1,480)
Common shares issued	-	-	-	549	549
Accretion of equity portion of convertible debt	-	-	-	(1,324)	(1,324)
Foreign exchange and other	-	-	-	83	83
	-	(1,177)	(303)	(23,710)	(25,190)
Investing activities					
Capital asset acquisitions	-	(1,409)	(16,405)	(39)	(17,853)
Mineral property acquisition	-	-	-	(4,186)	(4,186)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	579	579
	-	(1,409)	(16,405)	(5,896)	(23,710)
Foreign exchange on cash held in foreign currency	-	-	-	9	9
Intersegment funding (distributions)	(6,945)	(4,546)	(13,845)	25,336	-
Increase (decrease) in cash for the period	173	1,875	(4,913)	(3,763)	(6,628)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	504	2,400	21,422	42,837	67,163

7. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2003		2002	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**92,452**	**174,333**	90,755	173,686
Share purchase options exercised	**1,012**	**2,189**	343	549
Conversion of Class B shares	-	-	1,300	1
Balance – end of period	**93,464**	**176,522**	92,398	174,236
Class B shares				
Balance – beginning of period	-	-	2,000	1
Conversion into common shares	-	-	(2,000)	(1)
Balance – end of period	-	-	-	-
		176,522		174,236

(b) Earnings per common share

	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings	**2,827**	2,882	**3,507**	8,143
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	-	(286)	**(417)**	(858)
Income available to shareholders	**2,827**	2,596	**3,090**	7,285
Denominator (# 000's)				
Weighted average number of shares	**92,888**	91,642	**92,888**	91,642
Basic earnings per share	**0.03**	0.03	**0.03**	0.08
(ii) Diluted				
Numerator				
Income available to shareholders	**2,827**	2,596	**3,090**	7,285
Denominator (# 000's)				
Weighted average number of shares	**92,888**	91,642	**92,888**	91,642
Potential issuance of shares from convertible debt	-	14,245	-	14,245
Potential issuance of shares from purchase options	**931**	1,190	**931**	1,190
	93,819	107,077	**93,819**	107,077
Diluted earnings per share	**0.03**	0.03	**0.03**	0.07

(c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate with an estimated fair value of $3,212, and thereby eliminated the Class B shares of Aur.

(d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

(e) Stock-based compensation plans

At September 30, 2003, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for the Plan.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at September 30, 2003:

	Outstanding			Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000's	#	CDN$	# 000's	CDN$
1.96 to 2.25	1,565	20	2.13	1,357	2.15
2.26 to 2.95	292	22	2.53	247	2.53
3.30 to 4.98	1,018	51	3.65	334	3.71
7.11 to 8.10	28	2	7.90	28	7.90
	2,903			1,966	

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended September 30, 2003:

	Three months ended		Nine months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000's	CDN$	# 000's	CDN$
Balance – beginning of period	3,438	2.67	3,319	2.57
Granted	30	3.86	791	3.56
Exercised	(565)	2.27	(1,013)	2.66
Expired	-	-	(132)	3.95
Forfeited	-	-	(62)	2.07
Balance – end of period	2,903	2.76	2,903	2.76

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and earnings per share would be as follows:

	September 30, 2003			
	Three months ended		Nine months ended	
	$	$/share	$	$/share
Net earnings, as reported	2,827	0.03	3,507	0.03
Stock-based compensation expense	(70)	-	(234)	-
Pro forma net earnings	2,757	0.03	3,273	0.03

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 42%, risk-free interest rate of 3.6% and expected life of 24 months.

8. Other expenses (revenues)

	Three months ended September 30		**Nine months ended September 30**	
	2003	2002	**2003**	2002
	$	$	**$**	$
Interest on obligation under capital lease	**265**	202	**739**	517
Interest and other income	**(176)**	(805)	**(1,204)**	(1,730)
Interest and financing costs	**160**	468	**981**	1,507
Foreign exchange	**261**	(106)	**724**	20
Gain on disposal of capital assets	**(206)**	-	**(496)**	-
Gain on sale of marketable securities and investments	**-**	(8)	**-**	(122)
Other	**(203)**	202	**375**	524
	101	(47)	**1,119**	716

9. Supplementary cash flow information

	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Receivables	**1,052**	1,691	**4,089**	3,851
Inventories	**(2,879)**	(1,081)	**(4,507)**	(2,839)
Accounts payable and accrued liabilities	**(1,761)**	2,299	**(6,169)**	97
	(3,588)	2,909	**(6,587)**	1,109
Other information:				
Interest paid	**4,219**	1,369	**5,774**	4,411
Income, resource and capital taxes paid	**183**	288	**791**	880

10. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the market value as at September 30, 2003 was $659 (2002 – $556). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at September 30, 2003 was a gain of $255 (2002 – gain of $nil). The estimated fair value of Aur's forward sales and purchased copper call options based on copper prices as at September 30, 2003 was a loss of $277 (2002 – gain of $16,605).

EXEMPTION # - 82-4624

Aur RESOURCES INC.

REPORT TO SHAREHOLDERS - FIRST QUARTER 2003

AUR RESOURCES INC. REPORTS CASH FLOW FROM OPERATING ACTIVITIES OF US$11.9 MILLION AND A NET LOSS OF US$0.3 MILLION IN THE FIRST QUARTER OF 2003

Highlights for the Quarter

Aur Resources Inc. had revenues of $53.3 million, a net loss of $0.3 million and cash flow from operating activities of $11.9 million in the first quarter of 2003. Cash and working capital increased to $72.6 million and $114.4 million, respectively, at March 31, 2003.

Copper production was 3.6 million pounds higher than budgeted at 64.9 million pounds in the first quarter of 2003 from the Louvicourt, Andacollo and Quebrada Blanca mines. The cash operating costs per pound of copper sold was $0.47, approximately $0.03 below the budget.

In March 2003, Aur issued $125 million of senior unsecured notes, with $116.9 million of the proceeds being utilized to fully repay Aur's bank loan. A one-time, non-cash $4.3 million charge to earnings for the balance of the previously capitalized financing costs associated with Aur's bank loan resulted in a net loss in the first quarter. The senior notes financing materially increased Aur's working capital and financial flexibility with respect to the repayment of the $35 million Teck Cominco Limited convertible debenture due December 31, 2003 and the ability to internally finance new acquisitions and development projects.

Aur is a US dollar reporter.

Financial Highlights

Revenues were $53.3 million in the first quarter of 2003 compared to $46.6 million for the same period in 2002. Aur, after a $4.3 million one-time, non-cash charge to earnings for the unamortized capitalized financing costs associated with Aur's bank loan, incurred a net loss of $0.3 million, equal to $0.01 per share for the quarter, compared to net earnings of $2.6 million or $0.03 per share for the same quarter last year. Cash flow from operating activities was $11.9 million, equal to $0.13 per share, compared to $9.6 million or $0.11 per share in the first quarter of 2002. Aur's cash position at March 31, 2003 increased $14.7 million to $72.6 million and working capital increased $50.4 million to $114.4 million from December 31, 2002.

Aur's forward sale of 20.8 million pounds of copper at $0.83 per pound generated $1.6 million of revenue for the Company in the first quarter and assisted Aur in realizing an average of $0.80 per pound of copper sold, compared to the LME average price for the quarter of $0.75 per pound. In 2002, revenues from the forward sale of 26.5 million pounds of copper at $0.83 per pound totalled $3.3 million and assisted Aur in realizing an average of $0.78 per pound of copper sold, compared to the LME average price for the quarter of $0.71 per pound.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

The private placement of $125 million of senior unsecured notes was completed on March 10, 2003. The senior unsecured notes bear interest at 6.75%, require semi-annual interest payments and will be repaid in four equal annual installments of $31.25 million commencing in March 2007. The net proceeds from the notes were primarily used to fully repay the balance of Aur's bank loan.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the first quarter of 2003 was 64.9 million pounds of copper, 2.9 million pounds of zinc, 61,000 ounces of silver and 1,800 ounces of gold, compared to 59.6 million pounds of copper, 3.1 million pounds of zinc, 57,000 ounces of silver and 2,400 ounces of gold in the first quarter of 2002. Minesite revenues were $51.7 million and mine cash operating costs were $32.3 million in the first quarter of 2003, compared to $43.3 million and $29.1 million, respectively, for the same period in 2002. Operating revenues were higher than in 2002 due to higher metal production and sales. Operating revenues were as budgeted for the quarter despite copper prices averaging $0.05 per pound below budget. Aur's cash operating cost per pound of copper sold, net of by-product credits of $0.03 per pound, was $0.47 for the quarter, the same as in the first quarter of 2002. Mine cash operating costs were $3.2 million higher than for the same period in 2001 due to higher production and sales volumes in the first quarter of 2003. Cash flow from mining operations, before investments in capital assets at the minesites, was $14.9 million in the first quarter of 2003, compared to $10.0 million for the same period last year.

Louvicourt Mine

The Louvicourt Mine produced 32.9 million pounds of copper and 9.7 million pounds of zinc from 355,119 tonnes of ore milled during the first quarter of 2003. Mill throughput was 9,834 tonnes lower, copper production was 6.6 million pounds higher and zinc production was 0.5 million pounds lower than in the first quarter of last year. Copper and zinc production were 6.1 million and 0.9 million pounds higher, respectively, than budgeted for the first quarter, principally due to higher head grades resulting from mine stope sequencing.

Aur's share of Louvicourt's revenues was $9.7 million in the first quarter of 2003, compared to $7.9 million in 2002. The higher revenue was principally due to higher metal production and sales. Cash operating costs for the quarter, net of by-product credits, were $0.05 lower than budgeted at $0.42 per pound of copper sold due to higher than budgeted by-product credits and copper production. Mine site operating costs were $1.19 per tonne under budget at $28.50 per tonne milled, and were $0.35 per tonne higher compared to $28.15 per tonne milled in 2002. Aur's cash flow from operating activities was $2.3 million in the first quarter of 2003, compared to $1.9 million in 2002. There were no capital expenditures in either the first quarter of this year or last year.

The Louvicourt Mine had an excellent performance in the first quarter of 2003 and is expected to achieve its budgeted production and cost targets for the entire year. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

Andacollo Mine

The Andacollo Mine produced 12.8 million pounds of high quality LME Grade A cathode copper during the first quarter of 2003, 1.7 million pounds higher than budgeted. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.1:1. The Andacollo Mine produced 12.7 million pounds of cathode copper during the first quarter of 2002. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 2.9:1 in the first quarter of 2002.

Andacollo's revenues of $9.8 million, generated from the sale of 12.7 million pounds of copper in the first quarter of 2003, were $1.7 million higher than the revenues of $8.1 million in 2002 as a result of higher copper prices and sales. Cash operating costs were $6.7 million, $0.5 million higher than budget as a result of higher copper production and sales than planned, and were $1.3 million higher than the $5.4 million in 2002. The cash operating costs in the first quarter of 2003 were $0.53 per pound of copper sold, $0.03 per pound better than budgeted, compared to $0.48 for the same period in 2002. Cash flow from operating activities was $3.8 million in the first quarter of 2003, compared to $2.8 million in 2002. Capital expenditures were $0.4 million in the first quarter compared to $0.7 million in 2002.

The Andacollo Mine continues to be one of the highest quality cathode copper producers in the world. This high standard of operating performance is expected to continue and Andacollo is expected to meet or exceed its budgeted production and cost targets for 2003.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 42.2 million pounds of LME Grade A cathode copper in the first quarter of 2003, as budgeted, compared to 38.9 million pounds in 2002 when production was lower than expected. A total of 7.7 million tonnes of rock, of which 3.2 million tonnes was ore, was mined at a strip ratio of 1.4:1 in the first quarter of 2003, compared to 7.7 million tonnes of rock, of which 2.7 million tonnes was ore, and a strip ratio of 1.9:1 for the first quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 41.9 million pounds of copper, were $32.3 million in the first quarter of 2003, approximately $2.1 million below budget, due principally to copper prices being $0.05 per pound below budget. Operating revenues of $27.3 million in the first quarter of 2002, generated from the sale of 38.3 million pounds of copper, were $4.9 million lower than in 2003 due to higher copper prices and higher production and sales of cathode copper in 2003. Cash operating costs were $19.4 million, or $0.46 per pound of copper sold, being $1.6 million, or $0.03 per pound, under budget due to cost savings in all areas of the operations. Cash flow from operating activities was $8.8 million in the first quarter of 2003 compared to $5.2 million in 2002.

Capital expenditures were below budget at $0.1 million for the first quarter of 2003, compared to of $2.4 million in 2002. Capital expenditures in 2002 were incurred principally on the dump leach and power grid projects at the Quebrada Blanca Mine which were completed by the end of 2002.

Aur RESOURCES INC.

The Quebrada Blanca Mine had solid operating performance in the first quarter of 2003 and is expected to meet or exceed its budgeted production and cost targets for 2003.

Other Financial Information

Exploration expenses were $1.3 million in the first quarter of 2003, compared to $1.2 million in 2002, and are expected to be as budgeted at $3.7 million for the year.

Administration expenses were as budgeted at $1.2 million in the first quarter of 2003, compared to $1.2 million in 2002, and are expected to be as budgeted at $5.1 million for the year.

Depreciation and amortization expenses were as budgeted at $10.2 million in the first quarter of 2003, compared to $10.0 million in 2002 and are expected to be approximately $1.0 million less than budgeted for the year.

Mine closure and site-restoration expenses were $0.8 million in the first quarter of 2003, compared to $0.4 million in 2002, and are expected to be as budgeted at $3.0 million for the year.

Interest expense on long-term debt, comprised of Aur's bank loan and senior notes, was as budgeted at $1.3 million in the first quarter of 2003, compared to $1.4 million in 2002. Aur's bank loan was based on floating LIBOR interest rates while the senior notes rate is fixed at 6.75%. Interest on long-term debt is expected to be as budgeted at $7.1 million in 2003.

Provision for taxes totalled $1.1 million in the first quarter of 2003 compared to $0.3 million in the first quarter of 2002. Cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totalled $0.2 million while non-cash future taxes totalled $0.9 million. Cash taxes in the first quarter of 2002 totalled $0.3 million. The provision for taxes is expected to be as budgeted at $1.0 million for cash taxes and $0.9 million higher than budgeted at $3.4 million for future taxes in 2003.

Minority interest expense related to Aur's partners at the Andacollo and Quebrada Blanca mines totalled $0.5 million in the first quarter of 2003, compared to $0.3 million in 2002 and is a non-cash expense. Non-cash minority interest expense is expected to be as budgeted at $3.5 million in 2003.

Investments in capital assets totalled $0.6 million in the first quarter of 2003, compared to $6.8 million in 2002. The reduction in capital expenditures in 2003 compared to 2002 is due to the completion by the end of 2002 of the major capital expenditure program carried out at the Quebrada Blanca Mine during 2002 and the acquisition of the Duck Pond property in March 2002. Aur anticipates that capital expenditures in 2003 will be as budgeted at $5.2 million, excluding the potential expansion of the Andacollo heap leach pad and the commencement of development of the Duck Pond mine, both of which are currently being evaluated.

Mine equipment under capital lease at Quebrada Blanca increased $4.6 million to $14.9 million at March 31, 2003 as a result of the acquisition of the last three of the eight new mine haulage trucks required to complete the replacement of the existing fleet. The replaced haulage fleet was disposed of for proceeds of $0.4 million in the first quarter of 2003.

RESOURCES INC.

On March 10, 2003, Aur issued $125 million of 6.75% senior unsecured notes, repayable in four equal annual installments commencing in March 2007. The net proceeds were used primarily to repay Aur's existing bank loan. The $1.8 million of associated financing costs were deferred and included in other assets and will be amortized over the life of the senior notes. Aur's working capital increased significantly from December 31, 2002 due to the elimination of the current portion of the former bank loan which, at December 31, 2002, was $32.4 million.

For the balance of 2003, Aur has sold forward and holds matching call options for 29.2 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 29.2 million pounds of remaining copper production in 2003, 20.8 million pounds of which matures in the second quarter of the year.

Aur uses the intrinsic method of accounting for stock-based compensation. During the first quarter of 2003, 370,000 shares were issued for stock options exercised with a total proceeds of $0.8 million. Had stock-based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the expense for the three months ended March 31, 2003 would have totalled $101,000 and, based upon options granted during the period January 1, 2002 to date, the fair value of stock-based compensation expense for the entire 2003 year would total $238,000.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

April 24, 2003

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended March 31

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	355,119	961,280	1,929,111	n/a
Grade				
Copper (%)	4.30	0.75	1.41	n/a
Soluble copper (%)	n/a	0.66	1.29	n/a
Zinc (%)	1.48	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.67	-	-	n/a
Copper (pounds)				
Produced	9,884,000	12,789,000	42,248,000	64,921,000
Sold	9,884,000	12,673,000	41,852,000	64,409,000
Less: minority interests	-	(3,802,000)	(4,185,000)	(7,987,000)
Net to Aur	9,884,000	8,871,000	37,667,000	56,422,000
Inventory	-	909,000	2,577,000	3,486,000
Other metals produced and sold				
Zinc (pounds)	2,898,000	-	-	2,898,000
Gold (ounces)	1,800	-	-	1,800
Silver (ounces)	61,000	-	-	61,000
Cost per pound of copper sold	$0.42	$0.53	$0.46	$0.47

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	364,953	962,087	1,866,480	n/a
Grade				
Copper (%)	3.39	0.81	1.65	n/a
Soluble copper (%)	n/a	0.70	1.51	n/a
Zinc (%)	1.53	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.80	-	-	n/a
Copper (pounds)				
Produced	7,911,000	12,727,000	38,942,000	59,580,000
Sold	7,911,000	11,260,000	38,289,000	57,460,000
Less: minority interests	-	(3,378,000)	(3,829,000)	(7,207,000)
Net to Aur	7,911,000	7,882,000	34,460,000	50,253,000
Inventory	-	1,744,000	2,524,000	4,268,000
Other metals produced and sold				
Zinc (pounds)	3,058,000	-	-	3,058,000
Gold (ounces)	2,400	-	-	2,400
Silver (ounces)	57,000	-	-	57,000
Cost per pound of copper sold	$0.48	$0.48	$0.47	$0.47

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 1,329,246 tonnes (2002–819,835 tonnes) of dump leach ore, the processing of which was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $2.0 million (2002–$2.0 million) where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations (in thousands of United States dollars except earnings per share) (Unaudited)	Three months ended March 31 2003	 2002
	$	$
Operating revenues		
Mining	**51,692**	43,282
Hedging	**1,572**	3,284
	53,264	46,566
Expenses		
Mining	**32,280**	29,074
Exploration	**1,344**	1,163
Administration	**1,197**	1,163
Depreciation and amortization	**10,201**	9,956
Mine closure and site restoration	**801**	437
Interest on long-term debt	**1,304**	1,426
Bank financing costs written-off (note 3)	**4,279**	-
Other (note 7)	**509**	158
	51,915	43,377
Earnings before taxes and minority interests	**1,349**	3,189
Income and resource taxes	**(1,111)**	(291)
Earnings before minority interests	**238**	2,898
Minority interests	**(543)**	(259)
Net earnings (loss) for the period	**(305)**	2,639
Basic earnings (loss) per share (note 6(b))	**(0.01)**	0.03
Diluted earnings (loss) per share (note (6(b))	**(0.01)**	0.02

Consolidated Statements of Retained Earnings (in thousands of United States dollars) (Unaudited)	Three months ended March 31 2003	 2002
	$	$
Retained earnings – beginning of period	**31,266**	22,974
Net earnings (loss) for the period	**(305)**	2,639
Accretion of equity portion of convertible debt	**(502)**	(442)
Retained earnings – end of period	**30,459**	25,171

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at March 31 2003 (Unaudited)	As at December 31 2002
	$	$
Assets		
Current		
Cash	**72,615**	57,869
Receivables	**12,003**	13,665
Inventories and prepaid expenses (note 2)	**56,436**	55,847
	141,054	127,381
Capital assets	**307,674**	317,233
Net future income and resource taxes	**4,121**	4,983
Other	**4,132**	2,648
	456,981	452,245
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**21,748**	27,191
Current portion of bank loan (note 3)	**-**	32,388
Current portion of obligation under capital lease	**4,945**	3,791
	26,693	63,370
Bank loan (note 3)	**-**	88,144
Senior notes (note 4)	**125,000**	-
Liability portion of convertible debt	**1,113**	1,484
Obligation under capital lease	**13,453**	10,002
Obligation on properties purchased	**2,532**	2,532
Mine closure and site restoration	**11,386**	10,523
Minority interests	**32,310**	31,767
	185,794	144,452
	212,487	207,822
Shareholders' equity		
Share capital (note 6)	**175,156**	174,333
Equity portion of convertible debt	**33,887**	33,516
Cumulative translation adjustment	**4,992**	5,307
Retained earnings (note 6(d))	**30,459**	31,267
	244,494	244,423
	456,981	452,245

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flow
(in thousands of United States dollars)
(Unaudited)

	Three months ended March 31	
	2003	2002
	$	$
Operating activities		
Net earnings (loss) for the period	**(305)**	2,639
Non-cash items -		
Depreciation and amortization	**10,201**	9,956
Future income and resource taxes	**862**	-
Mine closure and site restoration	**801**	437
Gain on sale of marketable securities	**-**	(114)
Gain on disposal of capital assets	**(173)**	-
Bank financing costs written-off	**4,279**	-
Foreign exchange	**23**	18
Minority interests	**543**	259
	16,231	13,195
Net change in non-cash working capital items (note 8)	**(4,370)**	(3,634)
	11,861	9,561
Financing activities		
Senior notes proceeds	**125,000**	-
Senior notes financing costs (note 4)	**(1,751)**	-
Principal repayment of bank loan	**(120,532)**	(9,281)
Capital lease principal payments	**(257)**	(129)
Common shares issued	**823**	11
Accretion of equity portion of convertible debt	**(502)**	(442)
Foreign exchange and other	**332**	80
	3,113	(9,761)
Investing activities		
Capital asset acquisitions	**(513)**	(3,031)
Mineral property acquisition and development	**(118)**	(3,762)
Proceeds on disposal of capital assets	**403**	-
Proceeds on sale of marketable securities	**-**	571
	(228)	(6,222)
Foreign exchange on cash held in foreign currencies	**-**	(18)
Increase (decrease) in cash for the period	**14,746**	(6,440)
Cash – beginning of period	**57,869**	73,791
Cash – end of period	**72,615**	67,351

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2003 and 2002
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2002. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2002.

2. Inventories and prepaid expenses

	March 31 2003	December 31 2002
	$	$
Cathode copper	**1,676**	1,479
In-process inventories	**44,611**	44,087
Mine supplies	**9,392**	9,357
Prepaid expenses	**757**	924
	56,436	55,847

3. Bank loan

	$
Balance at December 31, 2002	120,532
Mandatory principal prepayment – February 14, 2003	(3,588)
Repayment of balance – March 10, 2003	(116,944)
Balance at March 31, 2003	-

The bank loan was fully repaid on March 10, 2003 from the proceeds from the issuance of the senior notes (note 4). Aur incurred upon repayment of the bank loan, a one-time non-cash $4,279 charge to earnings for the unamortized capitalized financing costs associated with the original $170,000 bank loan.

4. Senior notes

Aur completed a $125,000 private placement of senior unsecured notes on March 10, 2003, which bear interest at 6.75% and are repayable in four equal annual principal repayments commencing on March 11, 2007. Proceeds from the issuance of the senior notes, net of $1,751 of financing costs, were primarily used to fully repay the balance outstanding of Aur's bank loan (note 3).

5. Segmented information

(a) Segmented Statements of Operations for the three months ended March 31

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	9,652	9,773	32,267	-	51,692
Hedging	-	-	-	1,572	1,572
	9,652	9,773	32,267	1,572	53,264
Expenses					
Mining	6,172	6,671	19,437	-	32,280
Exploration	-	-	-	1,344	1,344
Administration	-	-	-	1,197	1,197
Depreciation and amortization	892	2,515	6,484	310	10,201
Mine closure and site restoration	44	173	584	-	801
Interest on long-term debt	-	-	-	1,304	1,304
Bank financing costs written-off	-	-	-	4,279	4,279
Other	2	100	14	393	509
	7,110	9,459	26,519	8,827	51,915
Earnings (loss) before taxes	2,542	314	5,748	(7,255)	1,349
Income and resource taxes	(1,080)	(190)	(693)	852	(1,111)
Earnings (loss) before minority interests	1,462	124	5,055	(6,403)	238
Minority interests	-	(37)	(506)	-	(543)
Net earnings (loss)	1,462	87	4,549	(6,403)	(305)

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	7,875	8,061	27,346	-	43,282
Hedging	-	-	-	3,284	3,284
	7,875	8,061	27,346	3,284	46,566
Expenses					
Mining	5,842	5,384	17,848	-	29,074
Exploration	-	-	-	1,163	1,163
Administration	-	-	-	1,163	1,163
Depreciation and amortization	1,013	2,399	6,418	126	9,956
Mine closure and site restoration	43	169	225	-	437
Bank loan interest	-	-	-	1,426	1,426
Other	-	183	(27)	2	158
	6,898	8,135	24,464	3,880	43,377
Earnings (loss) before taxes	977	(74)	2,882	(596)	3,189
Income and resource taxes	(717)	(5)	(50)	481	(291)
Earnings (loss)before minority interests	260	(79)	2,832	(115)	2,898
Minority interests	-	24	(283)	-	(259)
Net earnings (loss)	260	(55)	2,549	(115)	2,639

Aur RESOURCES INC.

(b) Segmented Balance Sheets as at

March 31, 2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	142	2,516	20,965	48,992	72,615
Receivables	8,106	417	2,375	1,105	12,003
Inventories and prepaid expenses	635	6,995	48,656	150	56,436
	8,883	9,928	71,996	50,247	141,054
Capital assets	4,717	44,943	252,890	5,124	307,674
Net future income and resource taxes	-	4,144	(3,410)	3,387	4,121
Other	-	-	646	3,486	4,132
	13,600	59,015	322,122	62,244	456,981
Liabilities					
Current					
Accounts payable and accrued liabilities	1,538	2,153	10,854	7,203	21,748
Current portion of obligation under capital lease	-	2,563	2,382	-	4,945
	1,538	4,716	13,236	7,203	26,693
Senior notes	-	-	-	125,000	125,000
Liability portion of convertible debt	-	-	-	1,113	1,113
Obligation under capital lease	-	2,971	10,482	-	13,453
Obligation on properties purchased	-	-	-	2,532	2,532
Mine closure and site restoration	1,195	1,785	7,819	587	11,386
Minority interests	-	13,577	18,733	-	32,310
	2,733	23,049	50,270	136,435	212,487

December 31, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	406	998	12,579	43,886	57,869
Receivables	7,042	344	4,888	1,391	13,665
Inventories and prepaid expenses	591	8,096	47,010	150	55,847
	8,039	9,438	64,477	45,427	127,381
Capital assets	5,615	47,383	259,268	4,967	317,233
Net future income and resource taxes	-	4,334	(2,738)	3,387	4,983
Other	-	-	681	1,967	2,648
	13,654	61,155	321,688	55,748	452,245
Liabilities					
Current					
Accounts payable and accrued liabilities	1,521	2,376	15,460	7,834	27,191
Current portion of bank loan	-	-	-	32,388	32,388
Current portion of obligation under capital lease	-	2,402	1,389	-	3,791
	1,521	4,778	16,849	40,222	63,370
Bank loan	-	-	-	88,144	88,144
Liability portion of convertible debt	-	-	-	1,484	1,484
Obligation under capital lease	-	2,971	7,031	-	10,002
Obligation on properties purchased	-	-	-	2,532	2,532
Mine closure and site restoration	1,070	1,637	7,270	546	10,523
Minority interests	-	13,539	18,228	-	31,767
	2,591	22,925	49,378	132,928	207,822

(c) Segmented Statements of Cash Flow for the three months ended March 31

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,462	87	4,549	(6,403)	(305)
Non-cash items	1,905	2,886	8,000	3,745	16,536
	3,367	2,973	12,549	(2,658)	16,231
Net change in non-cash working capital items	(1,091)	805	(3,739)	(345)	(4,370)
	2,276	3,778	8,810	(3,003)	11,861
Financing activities					
Senior notes proceeds	-	-	-	125,000	125,000
Principal repayment of bank loan	-	-	-	(120,532)	(120,532)
Senior notes financing costs	-	-	-	(1,751)	(1,751)
Capital lease principal payments	-	-	(257)	-	(257)
Common shares issued	-	-	-	823	823
Accretion of equity portion of convertible debt	-	-	-	(502)	(502)
Foreign exchange and other	-	-	-	332	332
	-	-	(257)	3,370	3,113
Investing activities					
Capital asset acquisitions	-	(390)	(55)	(68)	(513)
Mineral property development	-	-	-	(118)	(118)
Other	3	-	400	-	403
	3	(390)	345	(186)	(228)
Intersegment funding (distributions)	(2,543)	(1,870)	(512)	4,925	-
Increase (decrease) in cash for the period	(264)	1,518	8,386	5,106	14,746
Cash – beginning of period	406	998	12,579	43,886	57,869
Cash – end of period	142	2,516	20,965	48,992	72,615

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	260	(55)	2,549	(115)	2,639
Non-cash items	1,560	2,545	6,926	(475)	10,556
	1,820	2,490	9,475	(590)	13,195
Net change in non-cash working capital items	87	335	(4,238)	182	(3,634)
	1,907	2,825	5,237	(408)	9,561
Financing activities					
Principal repayment of bank loan	-	-	-	(9,281)	(9,281)
Capital lease principal payments	-	-	(129)	-	(129)
Common shares issued	-	-	-	11	11
Accretion of equity portion of convertible debt	-	-	-	(442)	(442)
Other	-	-	-	80	80
	-	-	(129)	(9,632)	(9,761)
Investing activities					
Capital asset acquisitions	-	(652)	(2,350)	(29)	(3,031)
mineral property acquisition	-	-	-	(3,762)	(3,762)
Other	-	-	-	571	571
	-	(652)	(2,350)	(3,220)	(6,222)
Foreign exchange on cash held in foreign currency	-	-	-	(18)	(18)
Intersegment funding (distributions)	(1,991)	161	(713)	2,543	-
Increase (decrease) in cash for the period	(84)	2,334	2,045	(10,735)	(6,440)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	247	2,859	28,380	35,865	67,351

Aur RESOURCES INC.

6. Share capital, earnings (loss) per share and stock-based compensation

(a) Issued and outstanding

	2003		2002	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**92,452**	**174,333**	90,755	173,686
Share purchase options exercised	**370**	**823**	7	11
Balance – end of period	**92,822**	**175,156**	90,762	173,697
Class B shares				
Balance – beginning and end of period	**-**	**-**	2,000	1
		175,156		173,698

(b) Earnings (loss) per common share

	Three months ended March 31	
	2003	2002
	$	$
(i) Basic		
Numerator		
Net earnings (loss)	**(305)**	2,639
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(325)**	(286)
Income (loss) available to shareholders	**(630)**	2,353
Denominator (# 000's)		
Weighted average number of shares	**92,649**	90,756
Basic earnings (loss) per share	**(0.01)**	0.03
(ii) Diluted		
Numerator		
Income (loss) available to shareholders	**(630)**	2,353
Denominator (# 000's)		
Weighted average number of shares	**92,649**	90,756
Potential issuance of shares from convertible debt	**13,810**	12,920
Potential issuance of shares from purchase options	**1,054**	1,453
Potential issuance of common shares from conversion of Class B shares	**-**	1,300
	107,513	106,429
Diluted earnings (loss) per share	**(0.01)**	0.02

(c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate with an estimated fair value of $3,212, and thereby eliminated the Class B shares of Aur.

(d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

(e) Stock-based compensation plans

At March 31, 2003, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for the Plan.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at March 31, 2003:

	Outstanding			Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000's	#	CDN$	# 000's	CDN$
1.65 to 1.96	725	32	1.96	555	1.96
2.07 to 2.25	1,260	24	2.22	1,150	2.23
2.26 to 2.95	552	19	2.46	502	2.45
3.00 to 4.30	788	47	3.71	348	3.63
7.11 to 8.10	28	9	7.90	28	7.90
	3,353			2,583	

The following table summarizes information regarding Aur's common share purchase options as at and for the period ended:

	Three months ended March 31, 2003	
	Shares	Weighted average exercise price per share
	# 000's	CDN$
Balance – beginning of period	3,319	
Granted	436	3.62
Exercised	(370)	3.38
Expired	(32)	4.73
Balance – end of period	3,353	

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings (loss) and earnings (loss) per share would be as follows:

	Three months ended March 31			
	2003		2002	
	$	**$/share**	$	$/share
Net earnings (loss), as reported	**(305)**	**(0.01)**	2,639	0.03
Stock-based compensation expense	**(101)**	**-**	(13)	-
Pro forma net earnings (loss)	**(406)**	**(0.01)**	2,626	0.03

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 42%, risk-free interest rate of 3.6% and expected life of 24 months.

7. Other expenses (revenues)

	Three months ended March 31	
	2003	2002
	$	$
Interest on obligation under capital lease	**260**	187
Interest and other income	**(227)**	(475)
Interest and financing costs	**363**	377
Foreign exchange	**125**	35
Gain on disposal of capital assets	**(173)**	-
Gain on sale of marketable securities	**-**	(114)
Miscellaneous	**161**	148
	509	158

8. Supplementary cash flow information

	Three months ended March 31	
	2003	2002
	$	$
Receivables	**1,662**	1,089
Inventories and prepaid expenses	**(589)**	(1,161)
Accounts payable and accrued liabilities	**(5,443)**	(3,562)
	(4,370)	(3,634)
Other information:		
Interest paid	**878**	1,522
Income, resource and capital taxes paid	**293**	328

9. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the market value as at March 31, 2003 was $523 (2002 – $1,280). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at March 31, 2003 was a gain of $nil (2002 – gain of $150). The estimated fair value of Aur's forward sales and purchased copper call options based on copper prices as at period end was a gain of $4,828 (2002 – gain of $11,405).

EXEMPTION #- 82- 4624

RESOURCES INC.

REPORT TO SHAREHOLDERS – SECOND QUARTER 2003

AUR RESOURCES INC. REPORTS CASH FLOW FROM OPERATING ACTIVITIES OF $15.4 MILLION AND NET EARNINGS OF $1.0 MILLION IN THE SECOND QUARTER OF 2003

(All dollar amounts are expressed in United States currency)

Highlights for the Quarter

Aur Resources Inc. had revenues of $50.3 million, net earnings of $1.0 million and cash flow from operating activities of $15.4 million in the second quarter of 2003. Cash and working capital were $47.2 million and $87.5 million, respectively, at June 30, 2003.

Copper production from the Louvicourt, Andacollo and Quebrada Blanca mines was essentially on budget at 59.3 million pounds in the second quarter of 2003. The cash operating costs per pound of copper sold was $0.49, approximately $0.01 below the budget.

On June 30, 2003, Aur repaid the $35 million Teck Cominco Limited convertible debenture, due by December 31, 2003.

Financial Highlights

Revenues were $50.3 million in the second quarter of 2003 compared to $48.4 million for the same period in 2002. Aur's net earnings were $1.0 million, equal to $0.01 per share for the quarter, compared to net earnings of $2.6 million or $0.02 per share for the same quarter last year. Cash flow from operating activities was $15.4 million, equal to $0.17 per share, compared to $16.5 million or $0.18 per share in the second quarter of 2002. After the repayment of the $35 million Teck Cominco Limited convertible debenture, Aur's cash position at June 30, 2003 was $47.2 million, a decrease of $25.4 million from March 31, 2003, and working capital decreased $26.9 million to $87.5 million.

Revenues for the six month period ending June 30, 2003 were $103.5 million compared to $95.0 million for the same period in 2002. After a $4.3 million one-time, non-cash charge to earnings for the unamortized capitalized financing costs associated with Aur's bank loan that was fully repaid in March 2003, Aur's net earnings were $0.7 million for the period, compared to $5.3 million in 2002. Cash flow from operating activities was $27.2 million, equal to $0.29 per share for the six months ended June 30, 2003, compared to $26.1 million or $0.29 per share in 2002. Aur's cash position at June 30, 2003 decreased $10.6 million from December 31, 2002, while working capital increased by $23.5 million.

Aur RESOURCES INC.

Aur's forward sale of 20.8 million pounds of copper at $0.83 per pound generated $1.8 million of revenue for the Company in the second quarter and assisted Aur in realizing an average of $0.79 per pound of copper sold, compared to the LME average price for the quarter of $0.74 per pound. In 2002, revenues from the forward sale of 26.5 million pounds of copper at $0.83 per pound totalled $2.6 million and assisted Aur in realizing an average of $0.79 per pound of copper sold. For the year-to-date, revenues from the forward sales of 41.6 million pounds of copper at $0.83 per pound totalled $3.4 million and allowed Aur to realize an average of $0.79 per pound of copper sold compared to the year-to-date LME average of $0.75 per pound. Aur realized an average of $0.78 per pound in 2002.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the second quarter of 2003 was 59.3 million pounds of copper, 3.1 million pounds of zinc, 49,000 ounces of silver and 1,600 ounces of gold, compared to 60.6 million pounds of copper, 3.3 million pounds of zinc, 50,000 ounces of silver and 1,900 ounces of gold in the second quarter of 2002. Minesite revenues were $48.5 million and mine cash operating costs were $32.0 million in the second quarter of 2003, compared to $45.8 million and $29.5 million, respectively, for the same period in 2002. Operating revenues were higher than in 2002 due to higher metal sales. Operating revenues were $1.6 million below budget for the quarter as a result of copper prices averaging $0.06 per pound below Aur's budgeted price of $0.80 per pound. Aur's cash operating cost per pound of copper sold, net of by-product credits of $0.03 per pound, was $0.49 for the quarter, $0.01 per pound higher than in the second quarter of 2002 but $0.01 per pound better than budgeted. Mine cash operating costs were $2.6 million higher than for the same period in 2002 due to higher sales volumes in the second quarter of 2003. Cash flow from mining operations, before investments in capital assets at the minesites, was $13.8 million in the second quarter of 2003, compared to $14.9 million for the same period last year.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the six months ended June 30, 2003 was 124.2 million pounds of copper, 6.0 million pounds of zinc, 110,000 ounces of silver and 3,400 ounces of gold, compared to 120.1 million pounds of copper, 6.3 million pounds of zinc, 107,000 ounces of silver and 4,300 ounces of gold in the six months ended June 30, 2002. Minesite revenues were $100.2 million and mine cash operating costs were $64.3 million for the year-to-date compared to $89.1 million and $59.6 million, respectively, in 2002. Operating revenues, excluding those from Aur's copper forward sales, were $1.5 million below budget primarily as a result of lower realized copper prices. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.02 better than budget at $0.48 for the six months ended June 30, 2003 and was the same as year-to-date in 2002. Cash flow from mining operations for the six months ended June 30, 2003, before capital expenditures at the mines of $1.6 million, was $28.4 million, compared to $24.9 million and $8.7 million, respectively, last year.

Aur RESOURCES INC.

Louvicourt Mine

The Louvicourt Mine produced 16.5 million pounds of copper and 10.4 million pounds of zinc from 329,027 tonnes of ore milled during the second quarter of 2003. Mill throughput was 48,251 tonnes lower, copper production was 6.9 million pounds lower and zinc production was 0.6 million pounds lower than in the second quarter of last year. Copper and zinc production were 2.8 million and 0.5 million pounds lower, respectively, than budgeted for the second quarter, principally due to lower head grades resulting from mine stope sequencing. Copper production in the second quarter of 2003 was 16.5 million pounds lower than in the first quarter due to mine stope sequencing which had resulted in significantly higher than budgeted copper production in the first quarter and lower production in the second quarter.

Aur's share of Louvicourt's revenues was $5.5 million in the second quarter of 2003, compared to $7.5 million in 2002. The lower revenue was principally due to lower copper production and sales. Cash operating costs for the quarter, net of by-product credits, were $0.02 lower than budgeted at $0.48 per pound of copper sold due to lower smelting and refining costs and lower production costs. Mine site operating costs were $1.37 per tonne under budget at $28.23 per tonne milled, and were $2.18 per tonne higher than in 2002. Aur's cash flow from operating activities was $3.5 million in the second quarter of 2003, compared to $1.7 million in 2002. There were no capital expenditures in either the second quarter of this year or last year.

Louvicourt produced 49.4 million pounds of copper and 20.0 million pounds of zinc from 684,146 tonnes of ore milled during the six months ended June 30, 2003 compared to 49.8 million pounds of copper and 21.1 million pounds of zinc from 742,231 tonnes of ore milled during the six months ended June 30, 2002. Mill throughput was 58,085 tonnes lower while copper and zinc production were approximately the same as last year. Copper and zinc production for the year-to-date were 3.3 million pounds and 0.4 million pounds higher than budgeted, respectively, due to higher head grades.

Aur's share of Louvicourt's revenues was $15.1 million for the six months ended June 30, 2003, compared to $15.3 million in 2002. Cash operating costs, net of by-product credits, for the year-to-date were $0.04 lower than budget and lower than in 2002 at $0.44 per pound of copper sold. Aur's cash flow from operating activities was $5.8 million for the year-to-date 2003, compared to $3.6 million in 2002. There were no capital expenditures for the year-to-date in either 2003 or 2002.

Production in 2003 is expected to be approximately 1.0 million pounds higher than budget at 84 million pounds of copper and 1.0 million pounds higher than budget for zinc at 37 million pounds. Cash operating costs are expected to be $0.02 per pound lower than originally budgeted at $0.47 per pound of copper sold, net of by-product credits, for the full year 2003. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

Andacollo Mine

The Andacollo Mine produced 12.2 million pounds of LME Grade A cathode copper during the second quarter of 2003, 0.8 million pounds higher than budgeted. A total of 4.1 million tonnes of rock, of which 0.9 million tonnes was ore, was mined at a strip ratio of 3.8:1. The Andacollo Mine produced 12.0 million pounds of cathode copper during the second quarter of 2002. A

total of 4.2 million tonnes of rock, of which 0.9 million tonnes was ore, was mined at a strip ratio of 3.8:1 in the second quarter of 2002.

Andacollo's revenues of $10.0 million, generated from the sale of 13.0 million pounds of copper in the second quarter of 2003, were $0.4 million higher than the revenues of $9.6 million in 2002 as a result of higher copper prices and sales. Cash operating costs were $7.0 million, $1.0 million higher than budget as a result of higher than planned copper production and sales, and were $0.4 million higher than the $6.6 million in 2002. The cash operating costs in the second quarter of 2003 were $0.54 per pound of copper sold, $0.01 per pound higher than budgeted, compared to $0.53 for the same period in 2002. Cash flow from operating activities was $3.7 million in the second quarter of 2003, compared to $3.5 million in 2002. Capital expenditures were $0.5 million in the second quarter compared to $0.2 million in 2002.

Andacollo produced 25.0 million pounds of high quality cathode copper during the six months ended June 30, 2003. A total of 8.2 million tonnes of rock, of which 1.9 million tonnes was ore, was mined at a strip ratio of 3.4:1. Andacollo produced 24.8 million pounds of copper for the same period in 2002. A total of 8.2 million tonnes of rock, of which 1.9 million tonnes was ore, was mined at a strip ratio of 3.4:1 in 2002.

Andacollo's revenues were $19.8 million for the six months ended June 30, 2003 compared to $17.6 million in 2002 as a result of higher copper prices and sales this year. Cash operating costs were essentially as budgeted at $13.6 million or $0.53 per pound of copper sold, compared to $0.51 per pound last year. Cash flow from operating activities was $7.4 million, compared to $6.3 million for the same six month period in 2002. Capital expenditures were $0.9 million for the year-to-date, primarily for major overhauls of mining trucks and lead anode replacement, compared to $0.8 million in 2002. A $2.5 million leach pad expansion will be carried out at Andacollo in 2003-2004 in order to extend copper production until at least 2009. Capital expenditures in 2003 are, therefore, expected to be $1.3 million higher than the original budget of $1.2 million.

The Andacollo Mine continues to be a high quality cathode copper producer and is expected to exceed its budgeted copper production of 46 million pounds by approximately 2.0 million pounds in 2003.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 42.2 million pounds of LME Grade A cathode copper in the second quarter of 2003, 0.3 million higher than budgeted, compared to 41.5 million pounds in 2002. A total of 8.7 million tonnes of rock, of which 2.8 million tonnes was ore, was mined at a strip ratio of 2.0:1 in the second quarter of 2003, compared to 8.3 million tonnes of rock, of which 2.5 million tonnes was ore, and a strip ratio of 2.3:1 for the second quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 43.1 million pounds of copper, were $33.0 million in the second quarter of 2003, approximately $1.2 million below budget, due principally to copper prices being $0.06 per pound below budget. Operating revenues of $28.7 million, generated from the sale of 38.7 million pounds of copper, were $4.4 million lower in the second quarter of 2002 compared to 2003, due to lower production and sales of cathode copper and lower copper prices in 2002. Cash operating costs were on budget at $20.9 million, or

Aur
RESOURCES INC.

$0.48 per pound of copper sold. Cash flow from operating activities was $8.1 million in the second quarter of 2003 compared to $11.2 million in 2002.

Quebrada Blanca produced 84.4 million pounds of LME Grade A copper in the six months ended June 30, 2003, 0.5 million pounds more than budgeted. A total of 16.4 million tonnes of rock, of which 6.1 million tonnes was ore, was mined at a strip ratio of 1.7:1 in 2003. A total of 16.0 million tonnes of rock, of which 5.2 million tonnes was ore, was mined at a strip ratio of 2.1:1 in 2002.

Quebrada Blanca's revenues were $65.2 million for the six months ended June 30, 2003, approximately $3.3 million below budget due to lower copper prices. Revenues of $56.1 million for the six months ended June 30, 2002, were $9.1 million lower than in 2003 due to higher copper production and sales and higher copper prices in 2003. Cash operating costs were $40.3 million, or $0.47 per pound of copper sold, $0.02 per pound below budget for the year-to-date, compared to $35.4 million, or $0.47 per pound of copper sold, in 2002. Cash flow from operating activities for the six months ended June 30, 2003 was $16.9 million, compared to $16.4 million in 2002.

Capital expenditures were below budget at $0.6 million for the second quarter of 2003, compared to of $5.5 million in 2002. Capital expenditures for the six months ended June 30, 2003 totalled $0.7 million, compared to $7.9 million in 2002. Capital expenditures in 2002 were incurred principally on the dump leach and power grid projects at the Quebrada Blanca Mine, which were completed in 2002.

In 2003, Quebrada Blanca is expected to produce approximately 172 million pounds of copper, 2 million pounds more than originally budgeted, at an on budget cost of $0.48 per pound of copper sold. Capital expenditures are expected to total $3.0 million, as budgeted, in 2003.

Other Financial Information

Exploration expenses were essentially as budgeted at $0.3 million and $1.7 million in the second quarter and year-to-date 2003, respectively, compared to $0.7 million and $1.9 million, respectively, in 2002. In order to accelerate exploration work, Aur optioned 14 of its inactive gold properties in the Val d'Or gold camp in the second quarter of 2003. The evaluation of new acquisition opportunities in North, Central and South America continues. In 2003, exploration expenses are expected to be as budgeted at $3.7 million.

Administration expenses were as budgeted at $1.3 million and $2.5 million in the second quarter and year-to-date 2003, respectively, compared to $1.5 million and $2.6 million, respectively, in 2002. In 2003, administration expenses are expected to be as budgeted at $5.1 million.

Depreciation and amortization expenses were lower than budgeted at $10.4 million and $20.6 million in the second quarter and year-to-date 2003, respectively, compared to $10.4 million and $20.3 million, respectively, in 2002. In 2003, depreciation and amortization expenses are expected to be $2.0 million less than the original $43.5 million budget.

Non-cash mine closure and site-restoration expenses were $1.2 million and $2.0 million in the second quarter and year-to-date 2003, respectively, compared to $0.6 million and $1.0 million,

respectively, in 2002. In 2003, non-cash mine closure and site restoration costs are expected to be $1.0 million higher than the original $3.0 million budget.

Interest expense on Aur's long-term debt were as budgeted at $2.1 million and $3.4 million in the second quarter and year-to-date 2003, respectively, compared to $1.6 million and $3.0 million, respectively, in 2002. The principal reason for the higher interest expense was the 6.75% fixed interest rate on the senior notes issued in March 2003, compared to the lower Libor denominated floating interest rates on Aur's bank loan in 2002, which was repaid from the proceeds of the senior notes. In 2003, interest expense is expected to total $7.3 million.

Provision for taxes totalled $0.9 million and $2.0 million in the second quarter and year-to-date 2003, respectively, compared to $0.5 million and $0.8 million, respectively, in 2002. Cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totalled $0.3 million and $0.5 million for the quarter and year-to-date 2003, respectively, while non-cash future taxes totalled $0.7 million and $1.5 million, respectively. Cash taxes in the second quarter and year-to-date 2002 totalled $0.3 million. The provision for taxes is expected to be as budgeted at $1.0 million for cash taxes and $0.9 million higher than budgeted at $3.4 million for future taxes in 2003.

Non-cash minority interest expense related to Aur's partners at the Andacollo and Quebrada Blanca mines totalled $0.5 million and $1.0 million, respectively, in the second quarter and year-to-date 2003, compared to $0.5 million and $0.8 million, respectively, in 2002. Non-cash minority interest expense is expected to be as budgeted at $3.5 million in 2003.

Investments in capital assets totalled $1.7 million in the second quarter, of which $0.4 million was paid to Noranda Inc. pursuant to the acquisition of the Duck Pond property, and were $2.4 million year-to-date 2003, compared to $5.8 million and $12.6 million, respectively, in 2002. The reduction in capital expenditures in 2003 compared to 2002 is due to the completion in 2002 of the major capital expenditure program at the Quebrada Blanca Mine and the acquisition of the Duck Pond property in March 2002. Aur expects that, due to the expansion of the Andacollo heap leach pad, capital expenditures in 2003 will be $1.3 million higher than the original $5.2 million budget. The capital budget does not include capital expenditures that will be incurred should the development of the Duck Pond mine commence in 2003 following the ongoing optimization of the feasibility study.

The annual $2.3 million payment to a Chilean government entity in partial satisfaction of the purchase of Quebrada Blanca was made on June 30th of both 2003 and 2002. The final payment of $2.3 million is due on June 30, 2004.

On June 30, 2003, Aur repaid the $35 million convertible debenture owed to Teck Cominco Limited with cash. The repayment eliminated the liability and equity portions of the convertible debenture, resulting in a $33.5 million reduction in shareholders' equity, and will, in the second half of 2003, reduce interest expense by $0.1 million, eliminate the accretion of the equity portion in shareholders' equity of $1.4 million and eliminate the cash interest payment to Teck Cominco Limited of $1.5 million that would otherwise have been incurred pursuant to the debenture. On March 10, 2003, Aur issued $125 million of 6.75% senior unsecured notes, repayable in four equal annual installments commencing in March 2007. The net proceeds were used primarily to repay Aur's existing bank loan at that time. The $1.7 million of financing

Aur RESOURCES INC.

costs associated with the senior notes were deferred and included in other assets and will be amortized over the life of the senior notes.

For the balance of 2003, Aur has sold forward and holds matching call options for 8.4 million pounds of copper at a price of $0.83 per pound. Aur has also sold forward and holds matching call options for 50 million pounds of copper at a price of $0.83 per pound for 2004. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 8.4 million pounds of remaining copper production in 2003 and 50.0 million pounds of copper production in 2004.

Aur uses the intrinsic method of accounting for stock-based compensation. During the second quarter of 2003, 77,000 shares were issued for stock options exercised for a total proceeds of $0.1 million. For the year-to-date, 447,000 shares were issued for stock options exercised for a total proceeds of $1.0 million. Had stock-based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the expense for the three months and year-to-date ended June 30, 2003 would have totalled $0.1 million and $0.2 million, respectively, and, based upon options granted during the period January 1, 2002 to date, the fair value of stock-based compensation expense for the entire 2003 year would total $0.3 million.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2002 Annual Report and/or in Aur's Annual Information Form dated March 11, 2003 and filed with Canadian securities regulatory authorities. Such forward-looking statements include statements regarding financial results and expectations for 2003 and include estimates and/or assumptions in respect of copper production, copper prices and operating costs. There can be no assurance that such statements or assumptions will prove to be accurate as actual results and future events can differ materially.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended June 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	329,027	807,983	1,680,896	n/a
Grade				
Copper (%)	2.39	0.76	1.30	n/a
Soluble copper (%)	n/a	0.68	1.13	n/a
Zinc (%)	1.69	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.79	-	-	n/a
Copper (pounds)				
Produced	4,946,000	12,193,000	42,160,000	59,299,000
Sold	4,946,000	12,952,000	43,074,000	60,972,000
Less: minority interests	-	(3,886,000)	(4,307,000)	(8,193,000)
Net to Aur	4,946,000	9,066,000	38,767,000	52,779,000
Inventory	-	149,000	1,664,000	1,813,000
Other metals produced and sold				
Zinc (pounds)	3,117,000	-	-	3,117,000
Gold (ounces)	1,600	-	-	1,600
Silver (ounces)	49,000	-	-	49,000
Cost per pound of copper sold	$0.48	$054	$0.48	$0.49

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	377,278	903,211	1,744,500	n/a
Grade				
Copper (%)	2.91	0.76	1.46	n/a
Soluble copper (%)	n/a	0.65	1.36	n/a
Zinc (%)	1.58	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.70	-	-	n/a
Copper (pounds)				
Produced	7,017,000	12,048,000	41,485,000	60,550,000
Sold	7,017,000	12,774,000	38,708,000	58,499,000
Less: minority interests	-	(3,832,000)	(3,871,000)	(7,703,000)
Net to Aur	7,017,000	8,942,000	34,837,000	50,796,000
Inventory	-	1,018,000	5,302,000	6,320,000
Other metals produced and sold				
Zinc (pounds)	3,284,000	-	-	3,284,000
Gold (ounces)	1,900	-	-	1,900
Silver (ounces)	50,000	-	-	50,000
Cost per pound of copper sold	$0.47	$0.53	$0.46	$0.48

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 1,164,123 tonnes (2002–790,128 tonnes) of dump leach ore, the processing of which was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $1.9 million (2002–$2.1 million) where applicable.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Six months ended June 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	684,146	1,769,263	3,610,007	n/a
Grade				
Copper (%)	3.38	0.75	1.36	n/a
Soluble copper (%)	n/a	0.67	1.21	n/a
Zinc (%)	1.58	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.82	-	-	n/a
Copper (pounds)				
Produced	14,830,000	24,982,000	84,408,000	124,220,000
Sold	14,830,000	25,625,000	84,926,000	125,381,000
Less: minority interests	-	(7,688,000)	(8,492,000)	(16,180,000)
Net to Aur	14,830,000	17,937,000	76,434,000	109,201,000
Inventory	-	149,000	1,664,000	1,813,000
Other metals produced and sold				
Zinc (pounds)	6,015,000	-	-	6,015,000
Gold (ounces)	3,400	-	-	3,400
Silver (ounces)	110,000	-	-	110,000
Cost per pound of copper sold	0.44	$0.53	$0.47	$0.48

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	742,231	1,865,298	3,610,980	n/a
Grade				
Copper (%)	3.15	0.79	1.56	n/a
Soluble copper (%)	n/a	0.68	1.45	n/a
Zinc (%)	1.56	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.75	-	-	n/a
Copper (pounds)				
Produced	14,928,000	24,775,000	80,427,000	120,130,000
Sold	14,928,000	24,034,000	76,997,000	115,959,000
Less: minority interests	-	(7,210,000)	(7,700,000)	(14,910,000)
Net to Aur	14,928,000	16,824,000	69,297,000	101,049,000
Inventory	-	1,018,000	5,302,000	6,320,000
Other metals produced and sold				
Zinc (pounds)	6,342,000	-	-	6,342,000
Gold (ounces)	4,300	-	-	4,300
Silver (ounces)	107,000	-	-	107,000
Cost per pound of copper sold	$0.48	$0.51	$0.47	$0.48

Notes: 1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 2,493,369 tonnes (2002–1,609,963 tonnes) of dump leach ore, the processing of which was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $3.9 million (2002–$4.1 million) where applicable.

AUR RESOURCES INC.

Consolidated Statements of Operations
(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Operating revenues				
Mining	**48,464**	45,783	**100,156**	89,065
Hedging	**1,788**	2,631	**3,360**	5,915
	50,252	48,414	**103,516**	94,980
Expenses				
Mining	**32,042**	29,489	**64,322**	58,563
Exploration	**339**	732	**1,683**	1,895
Administration	**1,348**	1,452	**2,545**	2,615
Depreciation and amortization	**10,351**	10,370	**20,552**	20,326
Mine closure and site restoration	**1,193**	594	**1,994**	1,031
Interest on long-term debt	**2,133**	1,552	**3,437**	2,978
Bank financing costs written-off (note 3)	**-**	-	**4,279**	-
Other (note 8)	**509**	605	**1,018**	763
	47,915	44,794	**99,830**	88,171
Earnings before taxes and minority interests	**2,337**	3,620	**3,686**	6,809
Income and resource taxes	**(901)**	(531)	**(2,012)**	(822)
Earnings before minority interests	**1,436**	3,089	**1,674**	5,987
Minority interests	**(451)**	(467)	**(994)**	(726)
Net earnings for the period	**985**	2,622	**680**	5,261
Basic earnings per share (note 7(b))	**0.01**	0.02	**0.00**	0.05
Diluted earnings per share (note (7(b))	**0.01**	0.02	**0.00**	0.04

Consolidated Statements of Retained Earnings
(in thousands of United States dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Retained earnings – beginning of period	**30,459**	25,171	**31,266**	22,974
Net earnings for the period	**985**	2,622	**680**	5,261
Accretion of equity portion of convertible debt	**(141)**	(441)	**(643)**	(883)
Retained earnings – end of period	**31,303**	27,352	**31,303**	27,352

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets
(in thousands of United States dollars)

	As at June 30 2003 (Unaudited)	As at December 31 2002
	$	$
Assets		
Current		
Cash	**47,226**	57,869
Receivables	**10,629**	13,665
Inventories and prepaid expenses (note 2)	**57,474**	55,847
	115,329	127,381
Capital assets	**298,962**	317,233
Net future income and resource taxes	**3,459**	4,983
Other	**3,781**	2,648
	421,531	452,245
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**22,783**	27,191
Current portion of bank loan (note 3)	**-**	32,388
Current portion of obligation under capital lease	**5,027**	3,791
	27,810	63,370
Bank loan (note 3)	**-**	88,144
Senior notes (note 4)	**125,000**	-
Liability portion of convertible debt (note 5)	**-**	1,484
Obligation under capital lease	**11,442**	10,002
Obligation on properties purchased	**631**	2,532
Mine closure and site restoration	**12,603**	10,523
Minority interests	**32,761**	31,767
	182,437	144,452
	210,247	207,822
Shareholders' equity		
Share capital (note 7)	**175,290**	174,333
Equity portion of convertible debt (note 5)	**-**	33,516
Cumulative translation adjustment	**4,691**	5,307
Retained earnings (note 7(d))	**31,303**	31,267
	211,284	244,423
	421,531	452,245

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Operating activities				
Net earnings for the period	**985**	2,622	**680**	5,261
Non-cash items -				
Depreciation and amortization	**10,351**	10,370	**20,552**	20,326
Future income and resource taxes	**661**	281	**1,523**	281
Mine closure and site restoration	**1,193**	594	**1,994**	1,031
Gain on sale of marketable securities	**-**	-	**-**	(114)
Gain (loss) on sale of capital assets	**(117)**	25	**(290)**	25
Interest on obligation on property purchased	**505**	649	**505**	649
Bank financing costs written-off	**-**	-	**4,279**	-
Foreign exchange	**(23)**	(341)	**-**	(322)
Minority interests	**451**	467	**994**	726
	14,006	14,667	**30,237**	27,863
Net change in non-cash working capital items (note 9)	**1,371**	1,833	**(2,999)**	(1,800)
	15,377	16,500	**27,238**	26,063
Financing activities				
Senior notes proceeds	**-**	-	**125,000**	-
Senior notes financing costs (note 4)	**2**	-	**(1,749)**	-
Convertible debt repayment (note 5)	**(35,000)**	-	**(35,000)**	-
Principal repayment of bank loan	**-**	(12,240)	**(120,532)**	(21,520)
Capital lease principal payments	**(1,474)**	(1,421)	**(1,731)**	(1,421)
Common shares issued	**134**	434	**957**	445
Accretion of equity portion of convertible debt	**(141)**	(441)	**(643)**	(883)
Foreign exchange and other	**(497)**	(34)	**(165)**	(85)
	(36,976)	(13,702)	**(33,863)**	(23,464)
Investing activities				
Capital asset acquisitions	**(1,125)**	(5,704)	**(1,638)**	(8,735)
Mineral property acquisition and development	**(616)**	(128)	**(734)**	(3,890)
Principal payment on property purchased	**(2,250)**	(2,250)	**(2,250)**	(2,250)
Proceeds on disposal of capital assets	**201**	-	**604**	-
Proceeds on sale of marketable securities	**-**	-	**-**	571
	(3,790)	(8,082)	**(4,018)**	(14,304)
Foreign exchange on cash held in foreign currency	**-**	108	**-**	89
Decrease in cash for the period	**(25,389)**	(5,176)	**(10,643)**	(11,616)
Cash – beginning of period	**72,615**	67,351	**57,869**	73,791
Cash – end of period	**47,226**	62,175	**47,226**	62,175

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2003 and 2002
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2002. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2002.

2. Inventories and prepaid expenses

	June 30 2003	December 31 2002
	$	$
Cathode copper	**820**	1,479
In-process inventories	**46,799**	44,087
Mine supplies	**9,525**	9,357
Prepaid expenses	**330**	924
	57,474	55,847

3. Bank loan

The bank loan was fully repaid on March 10, 2003 from the proceeds from the issuance of the senior notes (note 4). Aur incurred upon repayment of the bank loan, a one-time non-cash $4,279 charge to earnings for the unamortized capitalized financing costs associated with the original $170,000 bank loan.

4. Senior notes

Aur completed a $125,000 private placement of senior unsecured notes on March 10, 2003, which bear interest at 6.75% and are repayable in four equal annual principal repayments commencing on March 11, 2007. Proceeds from the issuance of the senior notes, net of $1,749 of financing costs, were primarily used to fully repay the balance outstanding of Aur's bank loan (note 3).

5. Convertible debt

The $35,000 convertible debt obligation owed to Teck Cominco Limited, due December 31, 2003, was fully repaid on June 30, 2003 from cash on hand.

Aur RESOURCES INC.

6. Segmented information

(a) Segmented Statements of Operations for the three months ended June 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	5,457	10,040	32,967	-	48,464
Hedging	-	-	-	1,788	1,788
	5,457	10,040	32,967	1,788	50,252
Expenses					
Mining	4,223	6,967	20,852	-	32,042
Exploration	-	-	-	339	339
Administration	-	-	-	1,348	1,348
Depreciation and amortization	839	2,428	6,700	384	10,351
Mine closure and site restoration	44	176	973	-	1,193
Interest on long-term debt	-	-	-	2,133	2,133
Other	-	57	131	321	509
	5,106	9,628	28,656	4,525	47,915
Earnings (loss) before taxes	351	412	4,311	(2,737)	2,337
Income and resource taxes	(419)	(190)	(465)	173	(901)
Earnings (loss) before minority interests	(68)	222	3,846	(2,564)	1,436
Minority interests	-	(67)	(384)	-	(451)
Net earnings (loss)	(68)	155	3,462	(2,564)	985

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	7,450	9,584	28,749	-	45,783
Hedging	-	-	-	2,631	2,631
	7,450	9,584	28,749	2,631	48,414
Expenses					
Mining	5,324	6,605	17,560	-	29,489
Exploration	-	-	-	732	732
Administration	-	-	-	1,452	1,452
Depreciation and amortization	992	2,361	6,899	118	10,370
Mine closure and site restoration	46	189	359	-	594
Bank loan interest	-	-	-	1,552	1,552
Other	-	86	12	507	605
	6,362	9,241	24,830	4,361	44,794
Earnings (loss) before taxes	1,088	343	3,919	(1,730)	3,620
Income and resource taxes	(675)	(5)	(267)	416	(531)
Earnings (loss) before minority interests	413	338	3,652	(1,314)	3,089
Minority interests	-	(102)	(365)	-	(467)
Net earnings (loss)	413	236	3,287	(1,314)	2,622

Aur RESOURCES INC.

(b) Segmented Statements of Operations for the six months ended June 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	15,109	19,813	65,234	-	100,156
Hedging	-	-	-	3,360	3,360
	15,109	19,813	65,234	3,360	103,516
Expenses					
Mining	10,395	13,638	40,289	-	64,322
Exploration	-	-	-	1,683	1,683
Administration	-	-	-	2,545	2,545
Depreciation and amortization	1,731	4,943	13,184	694	20,552
Mine closure and site restoration	88	349	1,557	-	1,994
Interest on long-term debt	-	-	-	3,437	3,437
Bank financing costs written-off	-	-	-	4,279	4,279
Other	2	157	145	714	1,018
	12,216	19,087	55,175	13,352	99,830
Earnings (loss) before taxes	2,893	726	10,059	(9,992)	3,686
Income and resource taxes	(1,499)	(380)	(1,158)	1,025	(2,012)
Earnings (loss) before minority interests	1,394	346	8,901	(8,967)	1,674
Minority interests	-	(104)	(890)	-	(994)
Net earnings (loss)	1,394	242	8,011	(8,967)	680

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	15,325	17,645	56,095	-	89,065
Hedging	-	-	-	5,915	5,915
	15,325	17,645	56,095	5,915	94,980
Expenses					
Mining	11,166	11,989	35,408	-	58,563
Exploration	-	-	-	1,895	1,895
Administration	-	-	-	2,615	2,615
Depreciation and amortization	2,005	4,760	13,317	244	20,326
Mine closure and site restoration	89	358	584	-	1,031
Bank loan interest	-	-	-	2,978	2,978
Other	-	269	(15)	509	763
	13,260	17,376	49,294	8,241	88,171
Earnings (loss) before taxes	2,065	269	6,801	(2,326)	6,809
Income and resource taxes	(1,392)	(10)	(317)	897	(822)
Earnings (loss) before minority interests	673	259	6,484	(1,429)	5,987
Minority interests	-	(78)	(648)	-	(726)
Net earnings (loss)	673	181	5,836	(1,429)	5,261

RESOURCES INC.

(c) Segmented Balance Sheets as at

June 30, 2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	511	2,461	8,632	35,622	47,226
Receivables	5,640	515	4,013	461	10,629
Inventories and prepaid expenses	592	6,208	50,445	229	57,474
	6,743	9,184	63,090	36,312	115,329
Capital assets	3,879	42,640	246,733	5,710	289,962
Net future income and resource taxes	-	3,954	(3,882)	3,387	3,459
Other	-	-	638	3,143	3,781
	10,622	55,778	306,579	48,552	421,531
Liabilities					
Current					
Accounts payable and accrued liabilities	1,571	2,089	10,423	8,700	22,783
Current portion of obligation under capital lease	-	2,502	2,525	-	5,027
	1,571	4,591	12,948	8,700	27,810
Senior notes	-	-	-	125,000	125,000
Obligation under capital lease	-	1,695	9,747	-	11,442
Obligation on properties purchased	-	-	-	631	631
Mine closure and site restoration	1,347	2,018	8,599	639	12,603
Minority interests	-	13,643	19,118	-	32,761
	2,918	21,947	50,412	134,970	210,247

December 31, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	406	998	12,579	43,886	57,869
Receivables	7,042	344	4,888	1,391	13,665
Inventories and prepaid expenses	591	8,096	47,010	150	55,847
	8,039	9,438	64,477	45,427	127,381
Capital assets	5,615	47,383	259,268	4,967	317,233
Net future income and resource taxes	-	4,334	(2,738)	3,387	4,983
Other	-	-	681	1,967	2,648
	13,654	61,155	321,688	55,748	452,245
Liabilities					
Current					
Accounts payable and accrued liabilities	1,521	2,376	15,460	7,834	27,191
Current portion of bank loan	-	-	-	32,388	32,388
Current portion of obligation under capital lease	-	2,402	1,389	-	3,791
	1,521	4,778	16,849	40,222	63,370
Bank loan	-	-	-	88,144	88,144
Liability portion of convertible debt	-	-	-	1,484	1,484
Obligation under capital lease	-	2,971	7,031	-	10,002
Obligation on properties purchased	-	-	-	2,532	2,532
Mine closure and site restoration	1,070	1,637	7,270	546	10,523
Minority interests	-	13,539	18,228	-	31,767
	2,591	22,925	49,378	132,928	207,822

(d) Segmented Statements of Cash Flow for the three months ended June 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	(68)	155	3,462	(2,564)	985
Non-cash items	1,011	2,890	8,483	637	13,021
	943	3,045	11,945	(1,927)	14,006
Net change in non-cash working capital items	2,541	625	(3,856)	2,061	1,371
	3,484	3,670	8,089	134	15,377
Financing activities					
Convertible debt repayment	-	-	-	(35,000)	(35,000)
Senior notes financing costs	-	-	-	2	2
Capital lease principal payments	-	(1,177)	(297)	-	(1,474)
Common shares issued	-	-	-	134	134
Accretion of equity portion of convertible debt	-	-	-	(141)	(141)
Foreign exchange and other	-	-	-	(497)	(497)
	-	(1,177)	(297)	(35,502)	(36,976)
Investing activities					
Capital asset acquisitions	-	(494)	(628)	(3)	(1,125)
Mineral property acquisition and development	-	-	-	(616)	(616)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	200	1	201
	-	(494)	(428)	(2,868)	(3,790)
Intersegment funding (distributions)	(3,115)	(2,054)	(19,697)	24,866	-
Increase (decrease) in cash for the period	369	(55)	(12,333)	(13,370)	(25,389)
Cash – beginning of period	142	2,516	20,965	48,992	72,615
Cash – end of period	511	2,461	8,632	35,622	47,226

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	413	236	3,287	(1,314)	2,622
Non-cash items	1,532	2,603	7,669	241	12,045
	1,945	2,839	10,956	(1,073)	14,667
Net change in non-cash working capital items	(272)	681	194	1,230	1,833
	1,673	3,520	11,150	157	16,500
Financing activities					
Principal repayment of bank loan	-	-	-	(12,240)	(12,240)
Capital lease principal payments	-	(1,177)	(244)	-	(1,421)
Common shares issued	-	-	-	434	434
Accretion of equity portion of convertible debt	-	-	-	(441)	(441)
Foreign exchange and Other	-	-	-	(34)	(34)
	-	(1,177)	(244)	(12,281)	(13,702)
Investing activities					
Capital asset acquisitions	-	(165)	(5,539)	-	(5,704)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	(128)	(128)
	-	(165)	(5,539)	(2,378)	(8,082)
Foreign exchange on cash held in foreign currency	-	-	-	108	108
Intersegment funding (distributions)	(1,427)	(2,579)	(12,532)	16,538	-
Increase (decrease) in cash for the period	246	(401)	(7,165)	2,144	(5,176)
Cash – beginning of period	247	2,859	28,380	35,865	67,351
Cash – end of period	493	2,458	21,215	38,009	62,175

Aur RESOURCES INC.

(e) **Segmented Statements of Cash Flow for the six months ended June 30**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,394	242	8,011	(8,967)	680
Non-cash items	2,916	5,776	16,483	4,382	29,557
	4,310	6,018	24,494	(4,585)	30,237
Net change in non-cash working capital items	1,450	1,430	(7,595)	1,716	(2,999)
	5,760	7,448	16,899	(2,869)	27,238
Financing activities					
Senior notes proceeds	-	-	-	125,000	125,000
Convertible debt repayment	-	-	-	(35,000)	(35,000)
Senior notes financing costs	-	-	-	(1,749)	(1,749)
Principal repayment of bank loan	-	-	-	(120,532)	(120,532)
Capital lease principal payments	-	(1,177)	(554)	-	(1,731)
Common shares issued	-	-	-	957	957
Accretion of equity portion of convertible debt	-	-	-	(643)	(643)
Foreign exchange and other	-	-	-	(165)	(165)
	-	(1,177)	(554)	(32,132)	(33,863)
Investing activities					
Capital asset acquisitions	-	(884)	(683)	(71)	(1,638)
Mineral property acquisition and development	-	-	-	(734)	(734)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	3	-	600	1	604
	3	(884)	(83)	(3,054)	(4,018)
Intersegment funding (distributions)	(5,658)	(3,924)	(20,209)	29,791	-
Increase (decrease) in cash for the period	105	1,463	(3,947)	(8,264)	(10,643)
Cash – beginning of period	406	998	12,579	43,886	57,869
Cash – end of period	511	2,461	8,632	35,622	47,226

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	673	181	5,836	(1,429)	5,261
Non-cash items	3,092	5,148	14,595	(233)	22,602
	3,765	5,329	20,431	(1,662)	27,863
Net change in non-cash working capital items	(184)	1,015	(4,043)	1,412	(1,800)
	3,581	6,344	16,388	(250)	26,063
Financing activities					
Principal repayment of bank loan	-	-	-	(21,520)	(21,520)
Capital lease principal payments	-	(1,177)	(244)	-	(1,421)
Common shares issued	-	-	-	445	445
Accretion of equity portion of convertible debt	-	-	-	(883)	(883)
Foreign exchange and Other	-	-	-	(85)	(85)
	-	(1,177)	(244)	(22,043)	(23,464)
Investing activities					
Capital asset acquisitions	-	(817)	(7,889)	(29)	(8,735)
Mineral property acquisition	-	-	-	(3,890)	(3,890)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	571	571
		(817)	(7,889)	(5,598)	(14,304)
Foreign exchange on cash held in foreign currency	-	-	-	89	89
Intersegment funding (distributions)	(3,419)	(2,417)	(13,375)	19,211	-
Increase (decrease) in cash for the period	162	1,933	(5,120)	(8,591)	(11,616)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	493	2,458	21,215	38,009	62,175

7. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2003		2002	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**92,452**	**174,333**	90,755	173,686
Share purchase options exercised	**447**	**957**	272	445
Conversion of Class B shares	-	-	1,300	1
Balance – end of period	**92,899**	**175,290**	92,327	174,132
Class B shares				
Balance – beginning of period	-	-	2,000	1
Conversion into common shares	-	-	(2,000)	(1)
Balance – end of period	-	-	-	-
		175,290		174,132

(b) Earnings per common share

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings	**985**	2,622	**680**	5,261
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(92)**	(286)	**(417)**	(572)
Income available to shareholders	**893**	2,336	**263**	4,689
Denominator (# 000's)				
Weighted average number of shares	**92,752**	91,263	**92,752**	91,263
Basic earnings per share	**0.01**	0.02	**0.00**	0.05
(ii) Diluted				
Numerator				
Income available to shareholders	**893**	2,336	**263**	4,689
Denominator (# 000's)				
Weighted average number of shares	**92,752**	91,263	**92,752**	91,263
Potential issuance of shares from convertible debt	-	11,774	-	11,774
Potential issuance of shares from purchase options	**937**	1,570	**937**	1,570
	93,689	104,607	**93,689**	104,607
Diluted earnings per share	**0.01**	0.02	**0.00**	0.04

Aur RESOURCES INC.

(c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate with an estimated fair value of $3,212, and thereby eliminated the Class B shares of Aur.

(d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

(e) Stock-based compensation plans

At June 30, 2003, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for the Plan.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at June 30, 2003:

	Outstanding			Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000's	#	CDN$	# 000's	CDN$
1.65 to 1.96	725	29	1.96	555	1.96
2.07 to 2.25	1,120	20	2.24	1,082	2.24
2.26 to 2.95	552	16	2.46	507	2.45
3.00 to 4.73	1,013	53	3.63	352	3.66
6.50 to 8.10	28	6	7.90	28	7.90
	3,438			2,524	

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended June 30, 2003:

	Three months ended		Six months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	#	CDN$	#	CDN$
Balance – beginning of period	3,353	2.60	3,319	2.57
Granted	325	3.46	761	3.55
Exercised	(78)	2.10	(448)	2.16
Expired	(100)	3.70	(132)	3.95
Forfeited	(62)	2.07	(62)	2.07
Balance – end of period	3,438	2.67	3,438	2.48

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and earnings per share would be as follows:

	June 30, 2003			
	Three months ended		Six months ended	
	$	$/share	$	$/share
Net earnings, as reported	985	0.01	680	0.00
Stock-based compensation expense	(62)	0.00	(164)	0.00
Pro forma net earnings	923	0.01	516	0.00

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 42%, risk-free interest rate of 3.6% and expected life of 24 months.

8. Other expenses (revenues)

	Three months ended June 30		**Six months ended June 30**	
	2003	2002	**2003**	2002
	$	$	**$**	$
Interest on obligation under capital lease	**214**	128	**474**	315
Interest and other income	**(801)**	(450)	**(1,028)**	(925)
Interest and financing costs	**458**	662	**821**	1,039
Foreign exchange	**338**	91	**463**	126
Gain on disposal of capital assets	**(117)**	-	**(290)**	-
Gain on sale of marketable securities and investments	-	-	-	(114)
Miscellaneous	**417**	174	**578**	322
	509	605	**1,018**	763

9. Supplementary cash flow information

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Receivables	**1,375**	1,071	**3,037**	2,160
Inventories	**(1,039)**	(598)	**(1,628)**	(1,758)
Accounts payable and accrued liabilities	**1,035**	1,360	**(4,408)**	(2,202)
	1,371	1,833	**(2,999)**	(1,800)
Other information:				
Interest paid	**677**	1,520	**1,555**	3,042
Income, resource and capital taxes paid	**315**	264	**608**	592

10. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the market value as at June 30, 2003 was $536 (2002 – $902). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at June 30, 2003 was a gain of $nil (2002 – gain of $190). The estimated fair value of Aur's forward sales and purchased copper call options based on copper prices as at June 30, 2003 was a gain of $2,238 (2002 – gain of $7,714).